   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 2003


                                                REGISTRATION NO. 333-100852
============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ----------------------
                                PRE-EFFECTIVE

                               AMENDMENT NO. 3

                                     TO
                                  FORM S-2
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           ----------------------
                       DELTA NATURAL GAS COMPANY, INC.
           (Exact name of registrant as specified in its charter)

           KENTUCKY                                      61-0458329
   (State or other jurisdiction              (IRS Employer Identification No.)
 of incorporation or organization)

               3617 LEXINGTON ROAD, WINCHESTER, KENTUCKY 40391
                               (859) 744-6171
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           ----------------------

                              GLENN R. JENNINGS
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       DELTA NATURAL GAS COMPANY, INC.
               3617 LEXINGTON ROAD, WINCHESTER, KENTUCKY 40391
                               (859) 744-6171
          (Name, address, including zip code, and telephone number,
                 including area code, of Agent for Service)
                           ----------------------
                                 COPIES TO:
  RUTHEFORD B CAMPBELL, JR., ESQ.              JOHN L. GILLIS, JR., ESQ.
     J. DAVID SMITH, JR., ESQ.                  Armstrong Teasdale LLP
     Stoll, Keenon & Park, LLP                 One Metropolitan Square
   300 West Vine St., Suite 2100                 St. Louis, MO 63102
        Lexington, KY 40507                        (314) 621-5070
          (859) 231-3000
                           ----------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                           ----------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
===========================================================================

                 SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2003


*****************************************************************************
 THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED.
*****************************************************************************

                                PROSPECTUS

 [DELTA LOGO]           DELTA NATURAL GAS COMPANY, INC.

                     $20,000,000    % DEBENTURES DUE 2023

                           ----------------------

         We are offering $20,000,000 of our     % Debentures due in 2023. We
will receive all the net proceeds from this sale.

         We will pay interest on the   % Debentures quarterly. The Debentures
will mature on February 1, 2023.

         We have the right to redeem your Debentures at any time after
  , 2007. If we elect to redeem your Debentures in the first year after
  , 2007, we are required to pay you 102% of the principal value of your Debentures. If we redeem during the next year, we must pay you 101% of the
principal value of your Debentures. After        , 2009, we may redeem your
Debentures at 100% of their principal value. In all redemptions, we also must pay you any accrued but unpaid interest on your Debentures. We will also redeem the Debentures, subject to limitations, at the option of the representative of any deceased beneficial owner of the Debentures.

         There is no market for these Debentures, and we can give no assurance that a market will develop.

                           ----------------------

         INVESTING IN OUR DEBENTURES INVOLVES RISKS. SEE "RISK FACTORS" ON
PAGE 5.

                           ----------------------

================================================================================
                                             PER $1,000
                                             DEBENTURE               TOTAL
--------------------------------------------------------------------------------
Public offering price                      $  1,000.00          $20,000,000.00
--------------------------------------------------------------------------------
Underwriting discount                      $                    $
--------------------------------------------------------------------------------
Proceeds, before our expenses              $                    $
================================================================================

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         We expect the Debentures will be ready for delivery on or about
              .

                           ----------------------

                         EDWARD D. JONES & CO.,L.P.

               THE DATE OF THIS PROSPECTUS IS        , 2003.

                              TABLE OF CONTENTS


Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5

Forward Looking Statements . . . . . . . . . . . . . . . . . . . . . . . . .  7

Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

Selected Financial Data. . . . . . . . . . . . . . . . . . . . . . . . . . .  9

Management's Discussion and Analysis of Financial Condition
    and Results of Operations. . . . . . . . . . . . . . . . . . . . . . . . 10

Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16

Description of Debentures. . . . . . . . . . . . . . . . . . . . . . . . . . 23

Underwriting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33

Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33

Where You Can Find More Information. . . . . . . . . . . . . . . . . . . . . 33

Index to Consolidated Financial Statements . . . . . . . . . . . . . . . . . F-1

                             PROSPECTUS SUMMARY

         This summary highlights selected information in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our Debentures. You should read this entire prospectus carefully before investing in our Debentures.


                                 THE COMPANY

         We sell natural gas to approximately 40,000 retail customers on our distribution system. Additionally, we transport natural gas to our industrial customers, who purchase their gas in the open market. We also transport natural gas on behalf of local producers and customers not on our distribution system, and we produce a relatively small amount of natural gas and oil from our southeastern Kentucky wells.


                      OUR ADDRESS AND TELEPHONE NUMBER

         Our executive offices are located at 3617 Lexington Road, Winchester, Kentucky 40391. Our telephone number is (859) 744-6171. Our FAX number is (859) 744-6552, and our internet address is www.deltagas.com.

                                              THE OFFERING

Debentures offered by us...........................  $20,000,000 in aggregate principal amount

Maturity...........................................  February 1, 2023

Interest...........................................      % per annum payable quarterly on each
                                                     February 1, May 1, August 1 and November 1, beginning
                                                     May 1, 2003

Redemption Option of a Deceased
Beneficial Owner's Representative..................  We will redeem the Debentures at the option of the representative of any deceased beneficial owner of
                                                     a Debenture at 100% of the principal amount, plus
                                                     any interest accrued to (but excluding) the
                                                     redemption date, subject to the conditions that,
                                                     during the period from the original issue date of a
                                                     Debenture through         , 2004 and during each
                                                     twelve month period after            , 2004, the
                                                     maximum principal amount we will redeem is $25,000
                                                     per deceased beneficial owner and an aggregate of
                                                     $400,000 for all deceased beneficial owners. See
                                                     "Description of Debentures - Limited Right of
                                                     Redemption upon Death of Beneficial Owner".


Our right to redeem the Debentures.................  Beginning on           , 2007, we are permitted to
                                                     redeem your Debentures. If we redeem your
                                                     Debentures in the first year after        , 2007,
                                                     we are required to pay you 102% of the principal
                                                     value of your Debentures. If we redeem your
                                                     Debentures during the next year, we must pay you
                                                     101% of the principal value of your Debentures.
                                                     After        , 2009, we may redeem your Debentures
                                                     at 100% of their principal value. In all
                                                     redemptions, we also must pay you any accrued but
                                                     unpaid interest on your Debentures. See
                                                     "Description of Debentures - Optional Redemption".


Use of Proceeds....................................  To redeem our outstanding 8.30% Debentures due 2026 and to reduce our short-term indebtedness.

                                     3

                 SUMMARY CONSOLIDATED FINANCIAL INFORMATION


         The following table summarizes our selected consolidated financial information. The table provides information about each of our last three fiscal years and the three months ended September 30, 2002 and 2001.

         The following selected financial information should be read in conjunction with our Consolidated Financial Statements and the Notes included in this prospectus.

                                                       THREE            THREE
                                                      MONTHS           MONTHS
                                                       ENDED            ENDED           FOR THE FISCAL YEARS ENDED JUNE 30,
                                                     SEPT. 30,        SEPT. 30,      -----------------------------------------
                                                        2002             2001           2002            2001           2000
                                                     ---------        ---------      ----------      ----------     ----------
INCOME DATA ($)

   Operating revenues                                 7,153,282       7,258,892      55,929,780      70,770,156     45,926,775

   Operating income                                     231,609         479,305       8,401,452       8,721,719      8,176,722

   Net income (loss)                                   (991,247)       (778,325)      3,636,713       3,635,895      3,464,857

   Basic earnings (loss) per common share                  (.39)           (.31)           1.45            1.47           1.42

   Diluted earnings (loss) per common share                (.39)           (.31)           1.45            1.47           1.42

   Dividends declared per common share                     .295             .29            1.16            1.14           1.14


                                                                             SEPTEMBER 30, 2002
                                                     ---------------------------------------------------------------
                                                                ACTUAL                         AS ADJUSTED(1)
                                                     ----------------------------       ----------------------------
CAPITALIZATION ($)

   Common shareholders' equity                       32,748,493             39.4%       32,748,493             37.1%

   Long-term debt (including current portion)        50,297,000             60.6        55,481,000             62.9
                                                     ----------            -----        ----------            -----

      Total capitalization                           83,045,493            100.0%       88,229,493            100.0%
                                                     ==========            =====        ==========            =====

SHORT-TERM NOTES PAYABLE ($)                         26,945,000                         23,084,000


                                                       THREE            THREE
                                                      MONTHS           MONTHS
                                                       ENDED            ENDED           FOR THE FISCAL YEARS ENDED JUNE 30,
                                                     SEPT. 30,        SEPT. 30,      -----------------------------------------
                                                        2002             2001           2002            2001           2000
                                                     ---------        ---------      ----------      ----------     ----------
RATIO OF EARNINGS TO FIXED CHARGES (2)

Actual                                                (.35x)            .01x            2.23x          2.15x          2.16x

Pro Forma (1)                                         (.34x)                            2.18x

---------

(1) Adjusted to reflect the issuance of the Debentures (at an assumed interest rate of 7.25%) and the application of the estimated net proceeds of $19,270,000. We will use $15,409,000 of the net proceeds to call our 8.30% Debentures due 2026, and the remaining $3,861,000 to reduce our short term notes payable. See "Use of Proceeds".


(2) The ratio of earnings to fixed charges is the number of times that fixed charges are covered by earnings. Earnings for the calculation consist of net income before income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt expense. The deficiency of the numerator in the calculation of the ratio of earnings to fixed charges to achieve a ratio of 1.00x was $1,547,790 and $1,253,725 for the three months ended September 30, 2002 and 2001, respectively. The deficiency in the pro forma ratio for the three months ended September 30, 2002 was $1,575,635.

                                RISK FACTORS

         Purchasing our Debentures involves risks. The following are material risks.

         You should carefully consider each of the following factors and all of the information in this prospectus before purchasing any of our Debentures.

         WEATHER CONDITIONS MAY CAUSE OUR REVENUES TO VARY FROM YEAR TO YEAR. Our revenues vary from year to year, depending on weather conditions. We estimate that approximately 75% of our annual gas sales are temperature sensitive. As a result, mild winter temperatures can cause a decrease in the amount of gas we sell in any year. For example, in fiscal 2002 the average daily temperature in our service areas was 89% of normal and in fiscal 2001 the average daily temperature in our service areas was 107% of normal. Our operating revenues in fiscal 2002 were approximately $14.8 million less than in fiscal 2001, mostly due to warmer winter temperatures during fiscal 2002 and decreased gas rates due to lower gas prices.

         CHANGES IN FEDERAL REGULATIONS COULD REDUCE THE AVAILABILITY OR INCREASE THE COST OF OUR INTERSTATE GAS SUPPLY. We purchase a substantial portion of our gas supply from interstate sources. For example, in our fiscal year ended June 30, 2002 approximately 98% of our gas supply was purchased from interstate sources. The Federal Energy Regulatory Commission regulates the transmission of the natural gas we receive from interstate sources, and it could increase our transportation costs or decrease our available pipeline capacity by changing its regulatory policies in a manner that could increase transportation rates or reduce pipeline or storage capacity available to us. As an example, on the Tennessee Gas Pipeline System, which in our fiscal year ended June 30, 2002 supplied approximately 25% of our natural gas supply, we reserve capacity and transport the majority of our gas under a rate schedule approved by the Federal Energy Regulatory Commission for smaller local distribution companies that tend to have primarily residential customers. An increase in this rate schedule would cause the transportation cost of our natural gas supply to increase and, consequently, could increase our rates to such customers.

         OUR GAS SUPPLY DEPENDS UPON THE AVAILABILITY OF ADEQUATE PIPELINE TRANSPORTATION CAPACITY. We purchase a substantial portion of our gas supply from interstate sources. Interstate pipeline companies transport the gas to our system. A decrease in interstate pipeline capacity available to us or an increase in competition for interstate pipeline transportation service could reduce our normal interstate supply of gas.

        OUR CUSTOMERS ARE ABLE TO ACQUIRE NATURAL GAS WITHOUT USING OUR DISTRIBUTION SYSTEM. Our larger customers can obtain their natural gas supply by purchasing their natural gas directly from interstate suppliers, local producers or marketers and arranging for alternate transportation of the gas to their plants or facilities. Customers may undertake such a by-pass of our distribution system in order to achieve lower prices for their gas service. Our larger customers who are in close proximity to alternative supply would be most likely to consider taking this action. This potential to by-pass our distribution system creates a risk of the loss of large customers and thus could result in lower revenues and profits and potentially higher rates to other customers.

         WE FACE REGULATORY UNCERTAINTY AT THE STATE LEVEL. We are regulated by the Kentucky Public Service Commission. The majority of our revenues are generated by our regulated segment. We face the risk that the Kentucky Public Service Commission may fail to grant us adequate and timely rate increases or may take other actions that would cause a reduction in our income from operations, such as limiting our ability to pass on to our customers our increased costs of natural gas. Such regulatory actions would decrease our revenues and our profitability.

         VOLATILITY IN THE PRICE OF NATURAL GAS COULD REDUCE OUR PROFITS. Significant increases in the price of natural gas will likely cause our retail customers to conserve or switch to alternate sources of energy. Any decrease in the volume of gas we sell that is caused by such actions will reduce our profits. Higher prices could also make it more difficult to add new customers.

         WE DO NOT GENERATE SUFFICIENT CASH FLOWS TO MEET ALL OUR CASH
NEEDS. Historically, we have made large capital expenditures in order to finance the maintenance, expansion and upgrading of our distribution system. As a result, we have funded a portion of our cash needs through borrowing and by offering new securities into the market. For example, by a combination of increasing our borrowing under our short-term line of credit and sales of securities through our dividend reinvestment plan, we generated cash in the amount of $3,262,000 in fiscal 2002, $7,822,000 in fiscal 2001 and $4,628,000 in fiscal 2000. Although cash needs vary from year to year, we consider these years indicative of our future needs for external cash. Our dependency on external sources of financing creates the risks that our profits could decrease as a result of high capital costs and that lenders could impose onerous and unfavorable terms on us as a condition to granting us loans. We also risk the possibility that we may not be able to secure external sources of cash necessary to fund our operations.

         THERE IS NO PUBLIC MARKET FOR OUR DEBENTURES. There is no public trading market for the Debentures. We do not intend to apply for listing of the Debentures on any national securities exchange or for quotation of the Debentures on any automated dealer quotation system. Our underwriter has told us it intends to make a market in the Debentures after this offering, although the underwriter is under no obligation to do so and may discontinue any market-making activities at any time without any notice. As a result, we can give no assurances that an active public market for the Debentures will develop. If an active public trading market for the Debentures does not develop, the market price and liquidity of the Debentures may be adversely affected.

         OUR INABILITY TO OBTAIN ARTHUR ANDERSEN LLP'S CONSENT WILL LIMIT YOUR ABILITY TO ASSERT CLAIMS AGAINST ARTHUR ANDERSEN LLP. After reasonable efforts, we have not been able to obtain the written consent of Arthur Andersen LLP to our naming it in this prospectus as having certified our financial statements for the fiscal years ended June 30, 2000 and 2001, as required by Section 7 of the Securities Act of 1933. As a result, we have dispensed with the filing of their consent with the Securities and Exchange Commission in reliance on Rule 437a promulgated under the Securities Act. Consequently, your ability to assert claims against Arthur Andersen LLP will be limited. In particular, because of this lack of consent, you will not be able to sue Arthur Andersen LLP under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur
Andersen LLP or any omissions to state a material fact required to be stated in those financial statements. Therefore, your right of recovery under that section will be limited.

         CROSS-DEFAULT PROVISIONS IN OUR BORROWING ARRANGEMENTS INCREASE
THE CONSEQUENCES OF A DEFAULT ON OUR PART. Each indenture under which our outstanding debentures were issued, as well as the loan agreement for our bank line of credit, contains a cross-default provision which provides that we will be in default under such indenture or loan agreement in the event of certain defaults under any of the other indentures or loan agreement. Accordingly, should an event of default occur under one of our debt agreements, we face the prospect of being in default under all of our debt agreements and obliged in such instance to satisfy all of our then-outstanding indebtedness.

         OUR BORROWING ARRANGEMENTS INCLUDE VARIOUS NEGATIVE COVENANTS THAT RESTRICT OUR ACTIVITIES. Our bank line of credit prevents us from merging with another entity, selling a material portion of our assets other than in the ordinary course of business, issuing stock which in the aggregate exceeds thirty-five percent (35%) of our currently outstanding shares of common stock and having any person hold more than twenty percent (20%) of our outstanding shares of common stock. The indentures for our outstanding debentures prevent us from assuming additional mortgage indebtedness in excess of $2,000,000 or from paying dividends on our common stock unless our consolidated shareholders' equity exceeds $21,500,000 (which covenant will be adjusted to $25,800,000 under the indenture for the Debentures being offered under this prospectus). These negative covenants create the risk that we may be unable to take advantage of business and financing opportunities as they arise.

                         FORWARD LOOKING STATEMENTS

         This prospectus contains forward-looking statements that relate to future events or our future performance. We have attempted to identify these statements by using words such as "estimates," "attempts," "expects," "monitors," "plans," "anticipates," "intends," "continues," "believes" and similar expressions.

         These forward-looking statements include, but are not limited to, statements about:

         o    our operational plans,

         o    the cost and availability of our natural gas supplies,

         o    our capital expenditures,

         o sources and availability of funding for our operations and expansion,

         o our anticipated growth and growth opportunities through system expansion and acquisition,

         o    competitive conditions that we face,

         o    our production, storage, gathering and transportation activities,

         o    regulatory and legislative matters, and

         o    dividends.

         FACTORS THAT COULD CAUSE FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS OR HISTORICAL RESULTS INCLUDE THE IMPACT OR OUTCOME OF:

         o the ongoing restructuring of the natural gas industry and the outcome of the regulatory proceedings related to that restructuring,

         o    the changing regulatory environment, generally,

         o a change in the rights under present regulatory rules to recover for costs of gas supply, other expenses and investments in capital assets,

         o    uncertainty in our capital expenditure requirements,

         o changes in economic conditions, demographic patterns and weather conditions in our retail service areas,

         o changes affecting our cost of providing gas service, including changes in gas supply costs, interest rates, the availability of external sources of financing for our operations, tax laws, environmental laws and the general rate of inflation,

         o changes affecting the cost of competing energy alternatives and competing gas distributors,

         o changes in accounting principles and tax laws or the application of such principles and laws to us, and

         o    other matters described in the "RISK FACTORS" section.

                               USE OF PROCEEDS

         We will use approximately $15.4 million of the estimated net proceeds from this offering to redeem our 8.30% Debentures due 2026. We will use the balance of the net proceeds, which we estimate to be $3,861,000, to reduce the outstanding balance of our revolving bank line of credit described below.

         We have a revolving line of credit with Branch Banking and Trust Company under which we may draw a maximum principal amount of $40,000,000.
The outstanding principal balance of this bank line of credit, which constitutes our short-term indebtedness, was $29,037,841 as of January 1, 2003. This line of credit extends through October 31, 2003. The interest rate on this line of credit, which is a variable rate based on the London Interbank Offered Rate, was 2.38% per annum as of January 1, 2003. We use this bank line of credit to fund general operating expenses and capital expenditures. The capital expenditures are primarily for replacement and upgrading of existing facilities and system extensions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                              CAPITALIZATION

         The following tables set forth our consolidated capitalization and short-term debt as of September 30, 2002, and as adjusted to reflect the sale of the Debentures and the application of the estimated net proceeds. This table should be read in conjunction with our consolidated financial statements and notes included in this prospectus.

                                                                                SEPTEMBER 30, 2002
                                                                   --------------------------------------------
                                                                          ACTUAL                AS ADJUSTED
                                                                   --------------------     -------------------
LONG-TERM DEBT (INCLUDING CURRENT PORTION)

       7.15% Debentures due 2018                                   $24,063,000              $24,063,000

            % Debentures due 2023                                            -               20,000,000

       6.625% Debentures due 2023                                   11,418,000               11,418,000

       8.30%  Debentures due 2026                                   14,816,000                        -
                                                                   -----------              -----------

              Total long-term debt                                 $50,297,000    60.6%     $55,481,000   62.9%
                                                                   -----------              -----------

COMMON SHAREHOLDERS' EQUITY

       Common shares, par value $1 per share

              Authorized-6,000,000 shares
              Outstanding-2,544,479 shares                         $ 2,544,479              $ 2,544,479

       Premium on common shares                                     30,622,312               30,622,312

       Capital stock expense                                        (1,925,392)              (1,925,392)

       Retained earnings                                             1,507,094                1,507,094
                                                                   -----------              -----------

              Total common shareholders' equity                    $32,748,493    39.4%     $32,748,493   37.1%
                                                                   -----------   -----      -----------  -----

       Total capitalization                                        $83,045,493   100.0%     $88,229,493  100.0%
                                                                   ===========   =====      ===========  =====

SHORT-TERM NOTES PAYABLE                                           $26,945,000              $23,084,000
                                                                   ===========              ===========

                          SELECTED FINANCIAL DATA

         In the following table we set forth our selected financial data for the periods indicated. In the table we also include our ratio of earnings to our fixed charges. The data for each of the five fiscal years in the period ended June 30, 2002 are derived from our audited consolidated financial statements for each of those periods. The data for the three months ended September 30, 2002 and 2001 are derived from our unaudited consolidated financial statements. We believe that the unaudited consolidated financial statements include all adjustments necessary for the fair presentation of the information below.

         The information in the table below does not provide all financial data about us. Consequently, we urge you to read and consider the information in our consolidated financial statements and the notes to those financial statements and in the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                        THREE        THREE
                                       MONTHS       MONTHS
                                       ENDED        ENDED                AS OF AND FOR THE FISCAL YEARS ENDED JUNE 30,
                                     SEPT. 30,     SEPT. 30,   -------------------------------------------------------------------
                                        2002         2001          2002          2001          2000          1999         1998(a)
                                    -----------  -----------   -----------   -----------   -----------   -----------   -----------
SUMMARY OF OPERATIONS ($)

   Operating revenues                 7,153,282    7,258,892    55,929,780    70,770,156    45,926,775    38,672,238    44,258,000

   Operating income                     231,609      479,305     8,401,452     8,721,719     8,176,722     6,652,070     6,731,859

   Net income (loss)                   (991,247)    (778,325)    3,636,713     3,635,895     3,464,857     2,150,794     2,451,272

   Basic and diluted earnings
      (loss) per common share              (.39)        (.31)         1.45          1.47          1.42           .90          1.04

   Dividends declared per common
      share                                .295          .29          1.16          1.14          1.14          1.14          1.14

AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING (BASIC AND DILUTED)    2,537,691    2,502,139     2,513,804     2,477,983     2,433,397     2,394,181     2,359,598

TOTAL ASSETS ($)                    132,458,001  129,687,922   127,948,525   124,179,138   112,918,919   107,473,117   102,866,613

CAPITALIZATION ($)

   Common shareholders' equity       32,748,493   31,489,678    34,182,277    32,754,560    31,297,418    29,912,007    29,810,294

   Long-term debt                    48,547,000   49,151,940    48,600,000    49,258,902    50,723,795    51,699,700    52,612,494
                                    -----------  -----------   -----------   -----------   -----------   -----------   -----------
      Total capitalization           81,295,493   80,641,618    82,782,277    82,013,462    82,021,213    81,611,707    82,422,788
                                    ===========  ===========   ===========   ===========   ===========   ===========   ===========

SHORT-TERM DEBT ($)(b)               28,695,000   27,580,000    21,105,000    19,250,000    11,375,000     8,145,000     3,665,000

OTHER ITEMS ($)

   Capital expenditures               2,641,803    2,627,824     9,421,765     7,069,713     8,795,653     7,982,143    11,193,613

   Total plant, before accumulated
      depreciation                  158,780,385  150,247,189   156,305,063   147,792,390   141,986,856   133,804,954   127,028,159


RATIO OF EARNINGS TO FIXED
 CHARGES (c)

   Actual                                 (.35x)        .01x         2.23x         2.15x         2.16x         1.75x         1.89x

   Pro forma (d)                          (.34x)                     2.18x


---------------------

(a) During March 1998, we sold $25,000,000 of debentures. We used the proceeds to repay short-term debt and to redeem $10,000,000 of our 9.00% debentures due 2011.

(b)      Includes current portion of long-term debt.

(c) The ratio of earnings to fixed charges is the number of times that fixed charges are covered by earnings. Earnings for the calculation consist of net income before income taxes and fixed charges. Fixed charges consist of interest expense and amortization of debt expense. The deficiency of the numerator in the calculation of the ratio of earnings to fixed charges to achieve a ratio of 1.00x was $1,547,790 and $1,253,725 for the three months ended September 30, 2002 and 2001, respectively. The deficiency in the pro forma ratio for the three months ended September 30, 2002 was $1,575,635.

(d) As adjusted to reflect the issuances of the Debentures (at an assumed rate of 7.25%) offered hereby and the application of the estimated net proceeds of $19,270,000.

                                     9

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

             FOR OUR COMPLETE CONSOLIDATED FINANCIAL STATEMENTS,
                         SEE PAGES F-1 THROUGH F-27.

OVERVIEW

         The Kentucky Public Service Commission regulates our utility operations. As a part of this regulation, the Kentucky Public Service Commission sets the rates we are permitted to charge our customers. These rates have a significant impact on our annual revenues and profits. See "Business - Regulatory Matters."

         The rates approved by the Kentucky Public Service Commission allow us a specified rate of return on our regulated investment. The rates we are allowed to charge our customers also permit us to pass through to our customers changes in the costs of our gas supply. See "Business - Regulatory Matters."

         Our business is temperature-sensitive. Our sales volumes in any period reflect the impact of weather, with colder temperatures generally resulting in increased sales volumes. We anticipate that this sensitivity to seasonal and other weather conditions will continue to be reflected in our sales volumes in future periods. The impact of unusual winter temperatures on our revenues was ameliorated to some extent when in the year 2000 the Kentucky Public Service Commission permitted us to start adjusting our winter rates in response to unusual winter temperatures. Under this weather normalization tariff, we are permitted to increase our rates for residential and small non-residential customers when, based on a thirty year average temperature, winter weather is warmer than normal, and we are required to decrease our rates when winter weather is colder than normal. We are permitted to adjust these rates for the billing months of December through April.


LIQUIDITY AND CAPITAL RESOURCES

         Because of the seasonal nature of our sales, we generate the smallest proportion of cash from operations during the warmer months, when sales volumes decrease considerably. Most of our construction activity takes place during these warmer months. As a result, we meet our cash needs for operations and construction during the warmer non-heating months partially through short-term borrowings.

         We made capital expenditures of $2,641,803 during the first quarter of fiscal 2003. We expect our total capital expenditures for fiscal 2003 to be $9.8 million. We will make these capital expenditures for system extensions and for the replacement and improvement of existing transmission, distribution, gathering and general facilities.

         We generate internally only a portion of the cash necessary for our capital expenditure requirements. We finance the balance of our capital expenditure requirements on an interim basis through a short-term line of bank credit. Our current available line of bank credit is $40,000,000, of which $26,945,000 was borrowed at September 30, 2002. Our line of credit was with Bank One, Kentucky, NA, at September 30, 2002. On October 31, 2002, we replaced this line of credit with a new $40,000,000 line of credit with Branch Banking and Trust Company. This new line of credit is on substantially the same terms as the former line of credit and extends through October 31, 2003.

         We periodically repay our short term borrowings under our line of credit by using the net proceeds from the sale of long-term debt and equity securities. For example, in March, 1998, we used the net proceeds of $24,100,000 from the sale of $25,000,000 of our debentures to repay short-term debt and to redeem our 9.00% Debentures, that would have matured in 2011, in the amount of $10,000,000. We will use a portion of the proceeds from this offering to pay down our new line of credit with Branch Banking and Trust Company. See "Use of Proceeds". If market conditions are favorable, we plan to make an equity offering late in fiscal 2003.

         Below, we summarize our primary cash flows during the last three fiscal years and the three months ended September 30, 2002 and 2001:

                                         THREE MONTHS ENDED SEPTEMBER 30,               FOR THE YEARS ENDED JUNE 30,
                                         --------------------------------     ----------------------------------------------
                                             2002                 2001           2002              2001              2000
                                         -----------          -----------     -----------      -----------       -----------
Provided by (used in) our operating
    activities                           $(4,390,229)         $(4,614,773)    $10,511,896      $ 2,652,572       $ 8,827,505
Used in our investing activities          (2,641,803)          (2,627,824)     (9,421,765)      (7,069,713)       (8,795,653)
Provided by (used in) financing
    activities                             7,094,463            7,724,443      (1,028,996)       4,185,248           115,554
                                         -----------          -----------     -----------      -----------       -----------
Net increase (decrease) in cash and
    cash equivalents                     $    62,431          $   481,846     $    61,135      $  (231,893)      $   147,406
                                         ===========          ===========     ===========      ===========       ===========

         Cash provided by our operating activities consists of net income and noncash items, including depreciation, depletion, amortization and deferred income taxes. Cash provided by our operating activities also includes changes in working capital in our cash generated by operating activities. We expect that internally generated cash, coupled with short-term borrowings, will be sufficient to satisfy our operating, normal capital expenditure and dividend requirements for the foreseeable future.

RESULTS OF OPERATIONS

  OPERATING REVENUES

         The decrease in our operating revenues for 2002 of $14,840,000 was primarily attributable to decreased sales volumes and decreased gas rates. Sales volumes decreased due to the warmer winter weather in 2002. Gas rates decreased due to lower gas prices. This decrease, however, was offset to some extent, because unusually warm temperatures enabled us to adjust our rates upward.

         The increase in operating revenues for 2001 of $24,843,000 was primarily attributable to higher gas rates and increased sales volumes. Gas rates increased due to higher gas prices. This increase, however, was offset to some extent, because unusually cold temperatures required us to adjust our rates downward. Our sales volumes increased due to the colder winter weather in 2001.

         Heating degree days billed for 2002 were 89.0% of normal thirty-year average temperatures as compared with 106.8% of normal temperatures for 2001 and 89.6% of normal temperatures for 2000. A "heating degree day" is determined each day when the average of the high and low temperature is one degree less than 65 degrees Fahrenheit.

         In the following table we set forth variations in our revenues for the last two fiscal years:

                                                                      INCREASE (DECREASE)
                                                           --------------------------------------
                                                            2002 COMPARED           2001 COMPARED
                                                               TO 2001                 TO 2000
                                                           --------------           -------------
Variations in our regulated revenues
        Gas rates                                           $ (1,930,000)            $11,364,800
        Weather normalization adjustment                       1,935,000              (1,634,000)
        Sales volumes                                         (9,002,000)              5,715,700
        Transportation                                           529,000                  69,100
        Other                                                    (49,000)                 57,400
                                                            ------------             -----------
             Total                                          $ (8,517,000)            $15,573,000
                                                            ------------             -----------

Variations in our non-regulated revenues
        Gas rates                                           $ (6,354,000)            $ 8,669,000
        Sales volumes                                             32,000                 601,000
        Other                                                     (1,000)                      -
                                                            ------------             -----------
             Total                                          $ (6,323,000)            $ 9,270,000
                                                            ------------             -----------
                Total variations in our revenues            $(14,840,000)            $24,843,000
                                                            ============             ===========

Percentage variations in our regulated volumes
        Gas sales                                                  (19.1)                   18.0
        Transportation                                              13.6                    16.8

Percentage variations in our non-regulated gas sales
   volumes                                                            .4                     7.7

         The decreases in non-regulated revenues and intersegment revenues for the three months ended September 30, 2002 were primarily attributable to the non-regulated segment discontinuance of selling gas to the regulated segment effective January 1, 2002.

         In the following table we set forth variations in revenues for the three months ended September 30, 2002 compared to 2001:

                                                  INCREASE (DECREASE)
                                                  -------------------
Variations in our regulated revenues
    Gas rates                                         $  (106,000)
    Weather normalization adjustment                            -
    Sales volumes                                         (73,000)
    On-system transportation                               (4,000)
    Off-system transportation                             109,000
    Other                                                  (9,000)
                                                      -----------
        Total                                         $   (83,000)
                                                      -----------

Variations in our non-regulated
 revenues
    Gas rates                                         $   269,000
    Sales volumes                                      (1,302,000)
                                                      -----------
        Total                                         $(1,033,000)
                                                      -----------

            Total variations in revenues              $(1,116,000)

Variations in our intersegment revenues                 1,010,000
                                                      -----------
    Variations in our consolidated
     revenues                                         $  (106,000)
                                                      ===========

Percentage variations in our
 regulated volumes
    Gas sales                                                (2.4)
    On-system transportation                                  7.7
    Off-system transportation                                25.6

Percentage variations in our non-
 regulated gas sales volumes                                (27.6)

                                     12

  OPERATING EXPENSES

         The decrease in purchased gas expense for 2002 of $14,551,000 was due primarily to the 21.3% decrease in the cost of gas purchased for retail sales and the 10.7% decrease in volumes sold.

         The increase in purchased gas expense for 2001 of $23,493,000 was due primarily to the 73% increase in the cost of gas purchased for retail sales and the 13% increase in volumes sold.

         In the following table we set forth variations in our purchased gas expense for the last two fiscal years:

                                                                             INCREASE (DECREASE)
                                                                --------------------------------------------
                                                                2002 COMPARED                  2001 COMPARED
                                                                   TO 2001                        TO 2000
                                                                -------------                  -------------
Variations in our regulated gas expense
     Gas rates                                                  $ (2,887,000)                   $11,505,000
     Purchase volumes                                             (4,877,000)                     2,967,000
                                                                ------------                    -----------
          Total                                                 $ (7,764,000)                   $14,472,000
                                                                ------------                    -----------

Variations in our non-regulated gas expense
     Gas rates                                                  $ (6,651,000)                   $ 8,308,000
     Purchase volumes                                               (136,000)                       713,000
                                                                ------------                    -----------
          Total                                                 $ (6,787,000)                   $ 9,021,000
                                                                ------------                    -----------
                Total variations in our gas expense             $(14,551,000)                   $23,493,000
                                                                ============                    ===========

         The decreases in non-regulated gas expense and intersegment gas expenses for the three months ended September 30, 2002 were primarily attributable to the non-regulated segment discontinuance of selling gas to the regulated segment effective January 1, 2002.

         In the following table we set forth variations in our purchased gas expense for the three months ended September 30, 2002 compared to 2001:

                                                INCREASE (DECREASE)
                                                -------------------

Variations in our regulated gas expense
    Gas rates                                       $  (163,000)
    Purchase volumes                                    (30,000)
                                                    -----------
        Total                                       $  (193,000)
                                                    -----------

Variations in our non-regulated gas expense
    Gas rates                                       $   125,000
    Purchase volumes                                   (963,000)
                                                    -----------
        Total                                       $  (838,000)
                                                    -----------

            Total variations in our gas expense     $(1,031,000)

Variations in our intersegment gas expense            1,010,000
                                                    -----------

    Variations in our consolidated gas expense      $   (21,000)
                                                    ===========

         The decrease in income taxes for the three months ending September 30, 2002 of $75,000 was primarily due to a decrease in net income.

         The decrease in interest charges for the three months ending September 30, 2002 of $117,000 was primarily due to lower interest rates on the short-term notes payable.

  BASIC AND DILUTED EARNINGS PER COMMON SHARE

         For the years ended June 30, 2002, 2001 and 2000, our basic earnings per common share changed as a result of changes in net income and an increase in the number of our common shares outstanding. We increased our number of common shares outstanding as a result of shares issued through our dividend reinvestment plan and employee stock purchase plan.

         We have no potentially dilutive securities. As a result, our basic earnings per common share and our diluted earnings per common share are the same.


NEW ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, entitled Accounting for Asset Retirement Obligations, and we adopted this statement effective
July 1, 2002. Statement No. 143 addresses financial accounting for legal obligations associated with the retirement of long-lived assets. Upon adoption of this statement, we recorded $178,000 of asset retirement obligations in the balance sheet primarily representing the current estimated fair value of our obligation to plug oil and gas wells at the time of abandonment. Of this amount, $47,000 was recorded as incremental cost of the underlying property, plant and equipment. The cumulative effect on earnings of adopting this new statement was a charge to earnings of approximately $88,000 (net of income taxes of approximately $55,000), representing the cumulative amounts of depreciation and changes in the asset retirement obligation due to the passage of time for historical accounting periods. The adoption of the new standard did not have a significant impact on income (loss) before cumulative effect of a change in accounting principle for the three and twelve months ended September 30, 2002. Pro forma net income and earnings per share have not been presented for the three months ended September 30, 2001 and for the twelve months ended September 30, 2002 and 2001 because the pro forma application of Statement No. 143 to prior periods would result in pro forma net income and earnings per share not materially different from the actual amounts reported for those periods in the accompanying consolidated statements of income.

         In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, entitled Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets. Statement No. 144 was effective July 1, 2002. The impact of implementation on our financial position or results of operations was not material.

         In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, entitled Accounting for Costs Associated with Exit or Disposal Activities. Statement No. 146 addresses financial reporting and accounting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and is effective for exit or disposal activities that are initiated after December 31, 2002. We have not committed to any such exit or disposal plan. Accordingly, this new statement will not presently have any impact on us.

         The American Institute of Certified Public Accountants has issued an exposure draft Statement of Position, entitled Accounting for Certain Costs and Activities Related to Property, Plant and Equipment. This proposed statement will apply to all nongovernmental entities that acquire, construct or replace tangible property, plant, and equipment. A significant element of the statement requires that entities use component accounting to the extent future component replacement will be capitalized. At adoption, entities would have the option to apply component accounting retroactively for all such assets, to the extent applicable, or to apply component accounting as an entity incurs capitalizable costs that replace all or a portion of property, plant and equipment. We are currently analyzing the impact of this proposed statement, which has a proposed effective date of January 1, 2003.

OUR MARKET RISK

         We purchase our gas supply through a combination of spot market gas purchases and forward gas purchases. The price of spot market gas is based on the market price at the time of delivery. The price we pay for our natural gas supply acquired under our forward gas purchase contracts, however, is fixed months prior to the delivery of the gas. Additionally, we inject some of our gas purchases into gas storage facilities in the non-heating months and withdraw this gas from storage for delivery to customers during the heating season. We have minimal price risk resulting from these forward gas purchase and storage arrangements, because we are permitted to pass these gas costs on to our regulated customers through the gas cost recovery rate mechanism.

         As a part of our unregulated transportation activities, we sometimes contract with our transportation customers to acquire gas that we will transport to these customers. At the time we make a sales commitment to one of these customers, we attempt to cover this position immediately with gas purchase commitments matched to the terms of the related sales contract. By immediately covering our obligation under the contracts with our transportation customers, we are able to minimize our price volatility risk.

         None of our gas contracts are accounted for using the fair value method of accounting. While some of our gas purchase contracts meet the definition of a derivative, we have designated these contracts as "normal purchases" under statement No. 133 entitled Accounting for Derivative Instruments and Hedging Activities.

         We are exposed to risk resulting from changes in interest rates on our variable rate notes payable. The interest rate on our current short-term line of credit with Branch Banking and Trust Company is benchmarked to the monthly London Interbank Offered Rate. The balance on our outstanding short-term line of credit was $26,945,000 on September 30, 2002 and $25,130,000 on September 30, 2001. On January 1, 2003, the balance on our short-term line of credit was $29,037,841. Based on the amount of our outstanding short-term line of credit on September 30, 2002, a one percent increase (decrease) in our average interest rates would result in a decrease (increase) in our annual pre-tax net income of $269,000. See Note 6 of the Notes to Consolidated Financial Statements.

         A portion of the proceeds from this offering will be used to pay down our short-term line of credit. See "Use of Proceeds".

                                  BUSINESS

GENERAL

         In 1951, we established our first retail gas distribution system, which provided service to a total of 300 customers in two small Kentucky towns. As a result of acquisitions, as well as expansions of our customer base within our existing service areas, we now provide retail gas distribution service to approximately 40,000 customers. We also transport natural gas for others and produce a relatively small amount of oil and gas.

         We operate through two segments, a regulated segment and an unregulated segment.

         Through our regulated segment, we sell natural gas to our retail customers in 23 predominately rural communities in central and southeastern Kentucky. Our regulated segment also transports gas to industrial customers on our system who have purchased gas in the open market. Our regulated segment also transports gas on behalf of local producers and other customers not on our distribution system.

         We operate our unregulated segment through three wholly-owned subsidiaries. Two of these subsidiaries, Delta Resources, Inc. and Delgasco, Inc., purchase natural gas on the national market and from Kentucky producers. We resell this gas to industrial customers on our system and to others not on our distribution system. Our third subsidiary that is part of the unregulated segment, Enpro, Inc., produces a relatively small amount of natural gas and oil that is sold on the unregulated market.


DISTRIBUTION AND TRANSMISSION OF NATURAL GAS

         The economy of our service area is based principally on coal mining, farming and light industry. The communities we serve typically contain populations of less than 20,000. Our three largest service areas are Nicholasville, Corbin and Berea. In Nicholasville we serve approximately 7,000 customers, in Corbin we serve approximately 6,000 customers and in Berea we serve approximately 4,000 customers.

         The communities we serve continue to expand, resulting in growth opportunities for us. Developers have built industrial parks in our service areas, and this has resulted in some new industrial customers for us.

         Over 99% of our customers are residential and commercial. In fiscal 2002, those customers accounted for 96% of the total volume of gas we sold. Our remaining customers are light industrial, and in fiscal 2002, they accounted for 4% of the total volume of gas we sold.

         Factors that affect our revenues include rates we charge our customers, our supply cost for the natural gas we purchase for resale, economic conditions in our service areas, weather and competition.

         Although the rules of the Kentucky Public Service Commission permit us to pass through to our customers changes in the price we must pay for our gas supply, increases in our rates to customers may cause our customers to conserve or to use alternative energy sources.

         Our retail sales are seasonal and temperature-sensitive, since the majority of the gas we sell is used for heating. Variations in the average temperature during the winter impacts our revenues year-to-year. Public Service Commission regulations, however, provide for us to adjust the rates we charge our customers in response to winter weather that is warmer or colder than normal temperatures.

         We compete with alternate sources of energy for our retail customers. These alternate sources include electricity, coal, oil, propane and wood. Our unregulated subsidiaries, which sell gas to industrial customers and others, compete with natural gas producers and natural gas marketers for those customers.

         Our industrial customers may be able to bypass our system by purchasing their gas supply from sources other than us. Additionally, some of our industrial customers are able to switch economically to alternative sources of energy. These are competitive concerns that we continue to address.

         Some natural gas producers in our service area can access pipeline delivery systems other than ours, which generates competition for our transportation function. We continue our efforts to purchase or transport natural gas that is produced in reasonable proximity to our transportation facilities.

         As an active participant in many areas of the natural gas industry, we plan to continue efforts to expand our gas distribution system and customer base. We continue to consider acquisitions of other gas systems, some of which are contiguous to our existing service areas, as well as expansion within our existing service areas.

         We anticipate continuing activity in gas production and transportation and plan to pursue and increase these activities wherever practicable. We continue to consider the construction, expansion or acquisition of additional transmission, storage and gathering facilities to provide for increased transportation, enhanced supply and system flexibility.

CONSOLIDATED OPERATING STATISTICS

         In the following table, we provide information about our business during the periods indicated. The data for the three months ended September 30, 2002 and 2001 have been derived from our unaudited quarterly financial statements.

                                                       FOR THE    FOR THE
                                                        THREE      THREE
                                                        MONTHS     MONTHS
                                                        ENDED      ENDED          FOR THE FISCAL YEARS ENDED JUNE 30,
                                                      SEPT. 30   SEPT. 30   ----------------------------------------------
                                                        2002       2001      2002      2001      2000      1999      1998
                                                      --------   --------   ------    ------    ------    ------    ------
AVERAGE RETAIL CUSTOMERS SERVED
   Residential                                          32,659    32,386    33,624    33,691    33,251    32,429    31,953
   Commercial                                            5,001     4,927     5,235     5,227     5,110     4,958     4,873
   Industrial                                               61        62        62        65        66        68        70
                                                        ------    ------    ------    ------    ------    ------    ------
      Total                                             37,721    37,375    38,921    38,983    38,427    37,455    36,896
                                                        ======    ======    ======    ======    ======    ======    ======

OPERATING REVENUES ($000)
   Residential sales                                     1,589     1,688    23,202    28,088    19,672    17,329    19,969
   Commercial sales                                      1,209     1,256    13,832    17,040    10,952    10,039    11,890
   Industrial sales                                        113       145     1,141     2,046     1,104     1,173     1,576
   On-system transportation                                858       862     3,826     3,895     4,056     4,107     3,877
   Off-system transportation                               382       272     1,220       814       522       363       483
   Non-regulated sales                                   2,977     3,002    12,511    18,640     9,431     5,491     6,335
   Other                                                    24        33       198       247       190      170        128
                                                        ------    ------    ------    ------    ------    ------    ------
      Total                                              7,152     7,258    55,930    70,770    45,927    38,672    44,258
                                                        ======    ======    ======    ======    ======

SYSTEM THROUGHPUT (MILLION CU. FT.)
   Residential sales                                        92        96     2,133     2,614     2,266     2,223     2,377
   Commercial sales                                        101        99     1,389     1,666     1,397     1,401     1,504
   Industrial sales                                         13        16       142       249       174       189       231
                                                        ------    ------    ------    ------    ------    ------    ------
      Total retail sales                                   206       211     3,664     4,529     3,837     3,813     4,112
   On-system transportation                              1,207     1,122     4,866     4,768     4,703     4,434     3,467
   Off-system transportation                             1,090       871     3,590     2,677     1,672     1,144     1,489
                                                        ------    ------    ------    ------    ------    ------    ------
      Total                                              2,503     2,204    12,120    11,974    10,212     9,391     9,068
                                                        ======    ======    ======    ======    ======    ======    ======

AVERAGE ANNUAL CONSUMPTION PER AVERAGE RESIDENTIAL
  CUSTOMER (THOUSAND CU. FT.)                               11        12        63        78        68        69        74
LEXINGTON, KENTUCKY DEGREE DAYS
   Actual                                                    1         2     4,137     4,961     4,162     4,188     4,397
   Percent of thirty-year average (4,646)                  1.8       3.6      89.0     106.8      89.6      90.1      94.6
AVERAGE REVENUE PER Mcf SOLD AT RETAIL ($)               14.13     14.64     10.42     10.42      8.27      7.49      8.13

AVERAGE GAS COST PER Mcf SOLD AT RETAIL ($)               5.12      5.91      5.39      6.07      3.77      3.69      4.60


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GAS SUPPLY

         We purchase our natural gas from a combination of interstate and Kentucky sources. In our fiscal year ended June 30, 2002, we purchased approximately 98% of our natural gas from interstate sources.

  INTERSTATE GAS SUPPLY

         We acquire our interstate gas supply from gas marketers. We currently have commodity requirements agreements with two gas marketers, Dynegy Marketing and Trade and Woodward Marketing, L.L.C. Under these commodity requirements agreements, the gas marketers are obligated to supply the volumes consumed by our regulated customers in defined sections of our service areas. The prices we pay the gas marketers under these agreements are determined based on the prices published in the first of the month in Platts' Inside FERC's Gas Market Report in the indexes that relate
                 -------------------------------
to the pipelines through which the gas will be transported, plus or minus an agreed-to fixed price adjustment per million British Thermal Units of gas sold. We believe the prices published in this monthly publication reflect current market prices. Consequently, the price we pay for our interstate gas is based on and closely reflects current market prices.

         Our commodity requirements agreement with Woodward is for a term that expires on April 30, 2003, but will renew until April 30, 2004, unless either we or Woodward gives written notice at least sixty days before April 30, 2003 not to renew the agreement. We have not received a termination notice from Woodward, and we do not currently intend to terminate the Woodward agreement. Our agreement with Woodward is to supply the interstate gas transported for us by Tennessee Gas Pipeline.

         Our agreement with Dynegy, under which we purchase the natural gas transported for us by Columbia Transmission Corporation and Columbia Gulf Transmission, will end April 30, 2003. We intend, prior to April 30, 2003, to negotiate and enter into commodity requirements agreements with one or more other gas marketers to replace Dynegy's current supply obligations to us. In our fiscal year ended June 30, 2002, approximately 13% of our total gas supply was purchased under our agreement with Dynegy.

         In negotiating new commodity requirements contracts to replace our agreement with Dynegy, we anticipate receiving proposals from and entering agreements with marketers that contain terms similar to the terms in the Dynegy agreement. However, in the event we are unable to obtain agreements with terms similar to the Dynegy agreement, we will negotiate and enter agreements with as favorable terms as possible. The most material term that could be less favorable under these agreements is our cost of gas. If we are forced to enter agreements with our cost of gas greater than under the Dynegy agreement, we will attempt through the Kentucky Public Service Commission's normal gas cost recovery process to obtain approval of an increase in the rates we charge our regulated customers in order to recover any increase in our gas supply cost. In such event, we would anticipate obtaining Kentucky Public Service Commission approval of increased rates. This would permit us to pass our increased gas costs on to our customers. This result could reduce the amount of gas we sell to our regulated customers.

         We also purchase additional interstate natural gas from Woodward, as needed, outside of our commodity requirement agreement with Woodward. This spot gas purchasing arrangement is pursuant to an agreement with Woodward that expires on March 31, 2005. We are not obligated to purchase gas from Woodward under this agreement for any periods longer than one month at a time. The price of gas under this agreement is based on current market prices, determined in a similar manner as under the commodity requirements contract with Woodward, with an agreed-to fixed price adjustment per million British Thermal Units purchased.

         We also purchase interstate natural gas from other gas marketers as needed at either current market prices, determined by industry publications, or at forward market prices.

  TRANSPORTATION OF INTERSTATE GAS SUPPLY

         Our interstate natural gas supply is transported to us from production and storage fields by Tennessee Gas Pipeline Company, Columbia Gas Transmission Corporation, Columbia Gulf Transmission Corporation and Texas Eastern Transmission Corporation.


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         Our agreements with Tennessee Gas Pipeline extend by their terms until 2005 and, unless terminated by one of the parties, automatically renew for subsequent five-year terms. However, Tennessee has represented to us that as a result of Tennessee's Early Renewal Incentive Option Program begun in 1999, our agreements with Tennessee actually extend through 2008 and thereafter automatically renew for subsequent five-year terms unless terminated by one of the parties. Tennessee is obligated under these agreements to transport up to 19,600 Mcf per day for us. During fiscal 2002, Tennessee transported a total of 1,109,000 Mcf for us under these contracts. Annually, approximately 25% of our supply requirements flow through Tennessee Gas Pipeline to our points of receipt. We have gas storage agreements with Tennessee under the terms of which we reserve a defined storage space in Tennessee's production area storage fields and its market area storage fields, and we reserve the right to withdraw up to fixed daily volumes. These gas storage agreements terminate on the same schedule as our transportation agreements with Tennessee.

         Under our agreements with Columbia Gas and Columbia Gulf, Columbia Gas is obligated to transport up to 12,500 Mcf per day for us and Columbia Gulf is obligated to transport up to a total of 4,300 Mcf per day for us. During fiscal 2002, Columbia Gas and Columbia Gulf transported a total of 555,000 Mcf for us under all of our agreements with them. Columbia Gulf also transported additional volumes on behalf of one of our gas marketers to a point of interconnection between Columbia Gulf and us where we purchase the gas to inject into our storage field, as discussed below.

         All of our transport agreements with Columbia Gas and Columbia Gulf, except one agreement concerning the transportation of natural gas to supply our Mt. Olivet, Kentucky service area and two agreements concerning the transportation of natural gas to supply our North Middletown, Kentucky service area, extend through 2008 and thereafter continue on a year-to-year basis until terminated by one of the parties. The Mt. Olivet agreement and one of the North Middletown agreements are by their terms continuing on a year-to-year basis until terminated by one of the parties upon at least six months' prior written notice. The other North Middletown agreement is by its terms set to expire October 31, 2004. However, Columbia Gas and Columbia Gulf have orally agreed with us to extend these agreements to 2008 with our other agreements and the parties are in the process of finalizing this extension. While the Mt. Olivet and North Middletown transport agreements are important for these service areas, they involve a relatively small amount of our overall gas supply.

         We have no direct agreement with Texas Eastern Transmission Corporation. However, one of our gas marketers from whom we make additional purchases of interstate natural gas supply as needed has an arrangement with Texas Eastern to transport the gas to us that we purchase from that marketer. Consequently, Texas Eastern does transport a small percentage of our interstate gas supply. In our fiscal year ended June 30, 2002, Texas Eastern transported approximately 6,100 Mcf of natural gas to our system, which constituted less than one percent of our total gas supply.

  KENTUCKY GAS SUPPLY

         We have an agreement with Columbia Natural Resources to purchase natural gas through October 31, 2004, and thereafter it will renew for additional terms of one year each until terminated by one of the parties. We purchased 55,000 Mcf from Columbia Natural Resources during fiscal 2002. The price for the gas we purchase from Columbia Natural Resources is based on the index price of spot gas delivered to Columbia Gas in the relevant region as reported in Platt's Inside FERC's Gas Market Report, with a fixed
                              -------------------------------
adjustment per million British Thermal Units of gas purchased. Columbia Natural Resources delivers this gas to our customers on its own pipelines.

         We also purchased 25,000 Mcf of natural gas from our wholly-owned, unregulated subsidiary, Enpro, during 2002.

         We own and operate an underground natural gas storage field that we use to store a significant portion of our winter gas supply needs. The storage gas is delivered during the summer injection season by Columbia Gulf on behalf of one of our marketers to an interconnection point between Columbia Gulf and us where we receive the gas and flow it to our storage field. The marketer arranges transportation of the gas through the Columbia Gulf system to us. This storage capability permits us to purchase and store gas during

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the non-heating months and then withdraw and sell the gas during the peak usage months. During 2002, we withdrew 1,900,000 Mcf from this storage field.

         We continue to seek additional new gas supplies from available sources. We will continue to maintain an active gas supply management program that emphasizes long-term reliability and the pursuit of cost-effective sources of gas for our customers.

REGULATORY MATTERS

         The Kentucky Public Service Commission exercises regulatory authority over our retail natural gas distribution and our transportation services. The Kentucky Public Service Commission regulation of our business includes setting the rates we are permitted to charge our retail customers and our transportation customers.

         We monitor our need to file requests with the Kentucky Public Service Commission for a general rate increase for our retail gas and transportation services. Through these general rate cases, we are able to adjust the sales prices of our retail gas we sell to and transport for our customers.

         On December 27, 1999, the Kentucky Public Service Commission approved an annual revenue increase for us of $420,000. We filed this general rate case in July of 1999, and it is our most recent filing of a rate case. The approval of our requests in this rate case included a weather normalization provision that permits us to adjust rates for the billing months of December through April to reflect variations from thirty-year average winter temperatures.

         The rates approved for our customers include a gas cost recovery clause, which permits us to adjust the rates charged to our customers to reflect changes in our natural gas supply costs. The gas cost recovery clause requires us to make quarterly filings with the Kentucky Public Service Commission but does not require a general rate case.

         During July 2001, the Kentucky Public Service Commission required an independent audit of our gas procurement activities and the gas procurement activities of four other gas distribution companies. This is part of the Kentucky Public Service Commission's investigation of increases in wholesale natural gas prices and their impact on customers. The Kentucky Public Service Commission indicated that Kentucky distributors had generally developed sound planning and procurement procedures for meeting their customers' natural gas requirements and that these procedures had provided customers with a reliable supply of natural gas at reasonable costs. The Kentucky Public Service Commission noted the events of the prior year, including changes in natural gas wholesale markets. It required the audits to evaluate distributors' gas planning and procurement strategies in light of the recent more volatile wholesale markets, with a primary focus on a balanced portfolio of gas supply that balances cost issues, price risk and reliability. The consultants that were selected by the Kentucky Public Service Commission have completed this audit. The final audit report dated November 15, 2002 contains sixteen procedural and reporting-related recommendations for us in the areas of gas supply planning, organization, staffing, controls, gas supply management, gas transportation, gas balancing, response to regulatory change and affiliate relations. The report also addresses several general areas for us and the four other gas distribution companies involved in the audit, including Kentucky natural gas price issues, hedging, gas cost recovery mechanisms, budget billing, uncollectible accounts and forecasting. We intend to comply with the audit report's recommendations and anticipate that our compliance will have no material impact on our financial position or results of operations.

         In addition to regulation by the Kentucky Public Service Commission, we may obtain non-exclusive franchises from the cities and communities in which we operate authorizing us to place our facilities in the streets and public grounds. No utility may obtain a franchise until it has obtained approval from the Kentucky Public Service Commission to bid on a local franchise. We hold franchises in four of the cities and seven other communities we serve. In the other cities and communities we serve, either our franchises have expired, the communities do not have governmental organizations authorized to grant franchises, or the local governments have not required or do not want to offer a franchise. We attempt to acquire or reacquire franchises whenever feasible.

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

         Without a franchise, a local government could require us to cease our occupation of the streets and public grounds or prohibit us from extending our facilities into any new area of that city or community. To date, the absence of a franchise has caused no adverse effect on our operations.


PROPERTIES

         We own our corporate headquarters in Winchester, Kentucky. We own ten buildings used for field operations in the cities we serve. Also, we own a building in Laurel County used for training and equipment and materials storage.

         We own 2,403 miles of natural gas gathering, transmission, distribution, storage and service lines. These lines range in size up to twelve inches in diameter.

         We hold leases for the storage of natural gas under 8,000 acres located in Bell County, Kentucky. We developed this property for the underground storage of natural gas.

         We use all the properties described in the three paragraphs immediately above principally in connection with our regulated natural gas distribution, transmission and storage segment. See Note 11 of the Notes to Consolidated Financial Statements for a description of our two business segments.

         Through our wholly owned subsidiary, Enpro, we produce oil and gas as a part of the unregulated segment of our business.

         Enpro owns interests in oil and gas leases on 11,000 acres located in Bell, Knox and Whitley Counties. Forty gas wells and five oil wells are producing from these properties. The remaining proved, developed natural gas reserves on these properties are estimated to be 3 million Mcf. Oil production from the property has not been significant. Also, Enpro owns the oil and gas underlying 15,400 additional acres in Bell, Clay and Knox Counties. These properties are currently non-producing, and we have performed no reserve studies on these properties. Enpro produced a total of 187,000 Mcf of natural gas during 2002 from all the properties described in this paragraph.

         A producer is conducting exploration activities on part of Enpro's undeveloped holdings. Enpro reserved the option to participate in wells drilled by this producer and also retained certain working and royalty interests in any production from future wells.

         Our assets have no significant encumbrances.


EMPLOYEES

         On January 1, 2003, we had 154 full-time employees. We consider our relationship with our employees to be satisfactory. Our employees are not represented by unions or subject to any collective bargaining agreements.


LEGAL PROCEEDINGS

         We are not parties to any legal proceedings that are expected to have a materially adverse impact on our financial condition or our results of operations.

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

                          DESCRIPTION OF DEBENTURES


         We are offering $20,000,000 of our    % Debentures due February 1,
2023.

         We currently have outstanding 7.15% Debentures due 2018 in the aggregate principal amount of $24,089,000, 6.625% Debentures due 2023 in the aggregate principal amount of $11,445,000 and 8.30% Debentures due 2026 in the aggregate principal amount of $14,816,000. While we issued these other debentures under indentures different from the indenture under which this offering is made and these other debentures have slightly different terms from the Debentures being offered by this prospectus, the outstanding debentures mainly differ from the Debentures offered by this prospectus as to interest rate and maturity date. These other debentures, along with our short-term line of credit with Branch Banking and Trust Company, which as of January 1, 2003, had an outstanding principal balance of $29,037,841, constitute all our unsubordinated, unsecured debt obligations. These other debentures and our short-term line of credit with Branch Banking and Trust Company will rank equally as our debt obligations to the Debentures offered by this prospectus. As discussed above, we will use part of the proceeds from the sale of the Debentures offered by this prospectus to redeem the 8.30% Debentures due 2026 and the balance to pay a portion of the outstanding balance on the short-term bank line of credit.

         We will issue the Debentures under an indenture dated as of January 1, 2003, between us and Fifth Third Bank, Cincinnati, Ohio, as the trustee. We have filed a copy of the indenture with the SEC.

         The indenture is a contract between us and the trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if an "event of default," as that term is described below, occurs. Second, the trustee performs certain administrative duties for us.

         The terms of the Debentures include those stated in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939, as in effect on January 1, 2003. We have summarized below the material provisions of the Debentures and the indenture. However, you should understand that this is only a summary, and we have not included all of the provisions of the Debentures or the indenture. We have filed the indenture with the SEC, and we suggest that you read the indenture. We are incorporating by reference the provisions of the indenture and this summary is qualified in its entirety by the provisions of the indenture.

         We do not intend to list the Debentures on a national securities exchange. The Debentures do not presently have a trading market. We can give no assurance that such a market will develop. If a market for the Debentures does develop, there can be no assurance that it will continue to exist.

BOOK-ENTRY ONLY SYSTEM

         We will issue the Debentures in the aggregate initial principal amount of $20,000,000. The Debentures will be represented by one global certificate (also known as a global security) issued to The Depository Trust Company, which is known as DTC. DTC will act as securities depository for the Debentures. The Debentures will be issued only as fully-registered securities registered in the name of DTC's nominee, Cede & Co. DTC will maintain the Debentures in denominations of $1,000, and integral multiples $1,000, through its book-entry facilities.

         The following is based upon information furnished by DTC:

         o DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (known as direct participants) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other

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

             organizations. DTC is a wholly-owned subsidiary of Depository
             Trust & Clearing Corporation, which in turn is owned by a number of direct participants and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American
             Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, known as indirect participants, such as securities brokers and dealers, banks, trust companies and clearing corporations that clear transactions through or maintain a custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC. More information about
             DTC can be found at www.dtcc.com.

         o Purchases of Debentures within the DTC system must be made by or through direct participants, which will receive a credit for the Debentures on DTC's records. The ownership interest of each actual purchaser of an interest in the Debentures, the owners of which are known as beneficial owners, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners like yourself will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of the Debentures are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing the Debentures, except in the event that use of the book-entry system for the Debentures is discontinued, as discussed below.

         o To facilitate subsequent transfers, all Debentures deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Debentures with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Debentures. DTC's records reflect only the identity of the direct participants to whose accounts the Debentures are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

         o The delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of Debentures like yourself may wish to take certain steps to augment transmission to you of notices of significant events with respect to the Debentures, such as redemptions, tenders and defaults.

         o Redemption notices will be sent to Cede & Co., as registered holder of the Debentures. If less than all of the Debentures are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

         o Neither DTC nor Cede & Co. (nor any other DTC nominee) will itself consent or vote with respect to Debentures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date for any event giving holders of Debentures a voting opportunity. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the Debentures are credited on the record date (identified in a listing attached to the Omnibus Proxy).

         o Principal and interest payments on the Debentures will be made to Cede & Co., or such other nominee as may be requested by DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such payment date. Payments by direct or indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such direct or indirect participants and not of DTC, the trustee, you or us, subject to any statutory or regulatory requirements as may be in effect from

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

             time to time. Payment or principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) will be the responsibility of the trustee as paying agent under the indenture, disbursement of payments to direct participants will be the responsibility of DTC, and further disbursement of payments to the beneficial owners will be the responsibility of direct and indirect participants.

         So long as DTC is the registered owner of the Debentures, we and the trustee will consider DTC as the sole owner or holder of the Debentures for all purposes under the indenture and any applicable laws. As a beneficial owner of interests in the Debentures, you will not be entitled to receive a physical certificate representing your ownership interest and you will not be considered an owner or holder of the Debentures under the indenture, except as otherwise provided below. You, as a beneficial owner, will have the right to sell, transfer or otherwise dispose of an interest in the Debentures and the right to receive the proceeds from the Debentures and all interest, principal and premium payable on the Debentures. Your beneficial interest in the Debentures will be recorded, in integral multiples of $1,000, on the records of DTC's direct participant that maintains your account. In turn, this interest held by DTC's direct participant in the Debentures will be recorded, in integral multiples of $1,000, on the computerized records of DTC. Beneficial ownership of the Debentures may be transferred only by compliance with the procedures of DTC and the DTC direct (or, as applicable, indirect) participant that maintains your account.

          All rights of ownership must be exercised through DTC and the book-entry system, except that you are entitled to exercise directly your rights under Section 316(b) of the Trust Indenture Act of 1939 with respect to the payment of interest and principal on the Debentures. Notices that we or the trustee give under the indenture will be given only to DTC. We expect DTC will forward the notices to its participants by its usual procedures, so that its participants may forward the notices to the beneficial owners like yourself. Neither we nor the trustee will have any responsibility or obligation to assure that any notices are forwarded by DTC to its direct participants or by its direct participants to the beneficial owners of the Debentures.

          DTC may discontinue providing its services as securities depository for the Debentures at any time by giving reasonable written notice to us and the trustee. Under such circumstances, and in the event that we do not obtain a successor securities depository, we will deliver Debenture certificates to the beneficial owners. We may decide to replace DTC or any successor depository. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC or a successor depository. In that event, we will print and deliver to the beneficial owners certificates for the Debentures.

          According to DTC, the foregoing information with respect to DTC is provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. The information in this section concerning DTC and DTC's book-entry system and procedures has been obtained from third-party sources that we believe are reliable. Neither we, the underwriter nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of the Debentures or for maintaining, supervising or reviewing any records relating to the beneficial ownership of Debentures.

         Except as provided in this prospectus, you and other beneficial owners of the Debentures may not receive physical delivery of Debentures. Accordingly, you and each other beneficial owner must rely on the procedures of DTC to exercise any rights under the Debentures.

INTEREST AND PAYMENT

         The Debentures will mature on February 1, 2023. The Debentures will bear interest from the date of issuance at the annual interest rate stated on the cover page of this prospectus. The amount of interest payable will be calculated on the basis of a 360-day year of twelve 30-day months. Interest will be payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning on May 1, 2003. Interest will be paid to the persons in whose names the Debentures are registered at the close of business on the 15th day of the month immediately preceding the applicable interest payment date. If any payment date would otherwise be a day that is a holiday under the indenture, which includes each Saturday, Sunday and other bank holidays, the payment will be postponed to the next day that is not a holiday. No

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

interest will accrue on an interest payment for the period from and after a scheduled payment date that is postponed because of a holiday.

         So long as DTC is the registered owner of the Debentures, the trustee as paying agent will make payments of interest, principal and premium on the Debentures to DTC. DTC will be responsible for crediting the amount of the distributions to the accounts of its participants entitled to the distributions, in accordance with DTC's normal procedures. Each of DTC's direct participants will be responsible for disbursing distributions to indirect participants, if applicable, or to you and the other beneficial owners of the interests in Debentures that it represents.

         Neither we nor the trustee will have any responsibility or liability for any aspect of:

         o the records relating to, notices to, or payments made on account of, beneficial ownership interests in the Debentures, including your interest;

         o maintaining, supervising or reviewing any records relating to beneficial ownership interests in the Debentures, including your interest;

         o the selection of any beneficial owner, including you, of the Debentures to receive payment in the event of a partial redemption of the global security; or

         o consents given or other action taken on behalf of any beneficial owner, including you, of the Debentures.

OPTIONAL REDEMPTION

         Under the indenture, we have the option to redeem all or part of the Debentures before their stated maturity. We may redeem all or part of
the Debentures at any time on or after           , 2007. If we redeem all or
part of the Debentures from           , 2007 through            , 2008, we
must pay 102% of the principal amount of the Debentures being redeemed, plus accrued interest on those Debentures up to the date of such redemption. If
we redeem all or part of the Debentures from                , 2008 through
             , 2009, we must pay 101% of the principal amount of the Debentures being redeemed, plus accrued interest on those Debentures up to the date of such redemption. If we redeem all or part of the Debentures
after             , 2009, we must pay 100% of the principal amount of the
Debentures being redeemed, plus accrued interest on those Debentures up to the date of such redemption.

         If we redeem fewer than all the Debentures, the trustee will select by lot the particular Debentures to be redeemed.

         We will give notice of redemption at least thirty days before the date of redemption to each holder of Debentures to be redeemed at the holder's registered address. We may rescind any notice of redemption at any time at least five days prior to the date of redemption.

         On and after the date of redemption, interest will cease to accrue on Debentures or portions thereof redeemed. However, interest will continue to accrue if we default in the payment of the amount due upon redemption.

LIMITED RIGHT OF REDEMPTION UPON DEATH OF BENEFICIAL OWNER

         Unless the Debentures have been declared due and payable prior to their maturity by reason of an event of default under the indenture, the representative of a deceased beneficial owner of interests in the Debentures has the right at any time to request redemption prior to stated maturity of all or part of his interest in the Debentures. We will redeem these interests in the Debentures subject to the limitations that we will not be obligated to redeem, during the period from the original issue date through
and including            , 2004 (known as the "initial period"), and during
any twelve-month period which ends on and includes each          thereafter
(each such twelve-month period being known as a "subsequent period"), on behalf of a deceased beneficial owner any interest in the Debentures which exceeds $25,000 principal amount or interests in the Debentures exceeding $400,000 in aggregate principal amount.

         We may, at our option, redeem interests of any deceased beneficial owner in the Debentures in the initial period or any subsequent period in excess of the $25,000 limitation. Any such redemption, to the extent that it exceeds the $25,000 limitation for any deceased beneficial owner, will not be included in the computation of the $400,000 aggregate limitation for that initial period or that subsequent period, as the case may be, or for any succeeding subsequent period. We may, at our option, redeem interests of deceased beneficial owners in the Debentures, in the initial period or any subsequent period, in an aggregate principal amount exceeding $400,000. Any redemption so made, to the extent it exceeds the $400,000 aggregate limitation, will not reduce the $400,000 aggregate limitation for any subsequent period. If we elect to redeem Debentures in excess of the $25,000 limitation or the $400,000 aggregate limitation, Debentures so redeemed will be redeemed in the order of the receipt of redemption requests by the trustee.

         A request for redemption of an interest in the Debentures may be initiated by the representative of the deceased beneficial owner. For purposes of making a redemption request, the representative of a deceased beneficial owner is any person who is the personal representative or other person authorized to represent the estate of the deceased beneficial owner or the surviving joint tenant or tenant(s) by the entirety or the trustee of a trust. The representative must deliver a request to the participant through whom the deceased beneficial owner owned the interest to be redeemed, in form satisfactory to the participant, together with evidence of the death of the beneficial owner, evidence of the authority of the representative satisfactory to the participant, such waivers, notices or certificates as may be required under applicable state or federal law and such other evidence of the right to redemption as the participant may require. The request will specify the principal amount of the interest in the Debentures to be redeemed. The participant will thereupon deliver to DTC a request for redemption substantially in the form attached as Appendix A to this prospectus (known as the "redemption request"). DTC will, on receipt of a redemption request, forward the redemption request to the trustee. The trustee will maintain records with respect to redemption requests received by it including date of receipt, the name of the participant filing the redemption request and the status of each redemption request with respect to the $25,000 limitation and the $400,000 aggregate limitation. The trustee will immediately file with us each redemption request it receives, together with the information regarding the eligibility of that redemption request with respect to the $25,000 limitation and the $400,000 aggregate limitation. We, DTC and the trustee may conclusively assume, without independent investigation, that the statements contained in each redemption request are true and correct, and will have no responsibility for reviewing any documents submitted to the participant by the representative. We, DTC and the trustee will also have no responsibility for determining whether the applicable decedent is in fact the beneficial owner of the interest in the Debentures to be redeemed or is in fact deceased and whether the representative is duly authorized to request redemption on behalf of the applicable beneficial owner.

         Subject to the $25,000 limitation and the $400,000 aggregate limitation, we will, after the death of any beneficial owner, redeem the interest of that beneficial owner in the Debentures within 60 days following our receipt of a redemption request from the trustee. If redemption requests exceed the $400,000 aggregate limitation during the initial period or during any subsequent period, then the excess redemption requests will be applied in the order received by the trustee to successive subsequent periods, regardless of the number of subsequent periods required to redeem such interests. We may, at any time, notify the trustee that we will redeem, on a date not less than 30 or more than 60 days after that notice, all or any lesser amount of Debentures for which redemption requests have been received but which are not then eligible for redemption by reason of the $25,000 limitation or the $400,000 aggregate limitation. If we so elect to redeem excess Debentures, we will redeem these excess Debentures in the order of receipt of redemption requests by the trustee.

         The price we will pay for the interests in the Debentures to be redeemed pursuant to a redemption request is 100% of the principal amount of the interests plus accrued but unpaid interest to the date of payment. Subject to arrangements with DTC, payment for interests in the Debentures which are to be redeemed will be made to DTC upon presentation of Debentures to the trustee for redemption in the aggregate principal amount specified in the redemption requests submitted to the trustee by DTC which are to be fulfilled in connection with that payment. The principal amount of any Debentures we acquire or redeem, other than by redemption at the option of any representative of a deceased beneficial owner, will not be included in the computation of either the $25,000 limitation or the $400,000 aggregate limitation for the initial period or for any subsequent period.

         A beneficial owner, for purposes of determining if the representative of a deceased person may make a proper redemption request, is the person who has the right to sell, transfer or otherwise dispose of an interest in a Debenture and the right to receive the proceeds from that interest, as well as the interest and principal payable to the holder of the Debenture. In general, a determination of beneficial ownership in the Debentures will be subject to the rules, regulations and procedures governing DTC and its participants.

         Any interest in a Debenture held in tenancy by the entirety, joint tenancy or by tenants in common will be considered to be held by a single beneficial owner and the death of a tenant by the entirety, joint tenant or tenant in common will be considered the death of a beneficial owner. The death of a person who, during his lifetime, was entitled to substantially all of the rights of a beneficial owner of an interest in the Debentures will be considered the death of the beneficial owner, regardless of the recordation of such interest on the records of the participant, if such rights can be established to the satisfaction of the participant. These rights will be considered to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act or the Uniform Transfer to Minors Act, community property or other similar joint ownership arrangements, including individual retirement accounts or Keogh [H.R. 10] plans maintained solely by or for the decedent or by or for the decedent and any spouse, trusts and certain other arrangements where one person has substantially all of the rights of a beneficial owner during such person's lifetime.

         In the case of a redemption request which is presented on behalf of a deceased beneficial owner and which has not been fulfilled at the time we give notice of our election to redeem the Debentures, the Debentures which are the subject of such pending redemption request will be redeemed prior to any other Debentures.

         Any redemption request may be withdrawn by the person(s) presenting the redemption request upon delivery of a written request for withdrawal given by the participant on behalf of that person to DTC and by DTC to the trustee not less than 30 days prior to our payment with respect to that redemption request. We may, at any time, purchase any Debentures for which redemption requests have been received in lieu of redeeming those Debentures. Any Debentures we purchase in this manner will either be re-offered for sale and sold within 180 days after the date of purchase or presented to the trustee for redemption and cancellation.

         During any time or times as the Debentures are not represented by a global certificate and are issued in definitive form,

         o all references herein to participants and DTC, including DTC's governing rules, regulations and procedures, will be considered deleted,

         o all determinations which under this section the participants are required to make will be made by us (including, without limitation, determining whether the applicable decedent is in fact the beneficial owner of the interest in the Debentures to be redeemed or is in fact deceased and whether the representative is duly authorized to request redemption on behalf of the applicable beneficial owner),

         o all redemption requests, to be effective, must be delivered by the representative to the trustee, with a copy to us, and must be in the form of a redemption request (with appropriate changes to reflect the fact that the redemption request is being executed by a representative) and, in addition to all documents that are otherwise required to accompany a redemption request, must be accompanied by the Debenture that is the subject of the request.


NO SINKING FUND

         The Debentures are not subject to a sinking fund requirement, which means we will not deposit money on a regular basis into any separate custodial account to repay the Debentures.

DEBENTURES NOT CONVERTIBLE

         The Debentures are not convertible into any other security.

DEBENTURES UNSECURED

         The Debentures are unsecured obligations and are equal in rank to all of our other unsecured and unsubordinated debt that may be outstanding at any time. Subject only to the restrictions described below, the indenture does not limit the amount of debt which we may incur.

RESTRICTIVE COVENANTS

         Under the indenture, we agreed to the following restrictions:

         o We, and our subsidiaries, may not create, issue, incur, guarantee or assume any long-term debt, which ranks prior to or equal to the Debentures in right of payment, unless, after the creation, issuance, incurrence or assumption of the additional long-term debt, the net book value of all of our and our subsidiaries' physical property is at least equal to all of our and our subsidiaries' then outstanding long-term debt. We are required to include the Debentures outstanding in calculating our long-term debt. For purposes of this debt limitation, long-term debt is generally calculated as any of our or our subsidiaries' indebtedness that is not payable on demand or not required to be paid within one year after the calculation is made.
             For purposes of this limitation, our and our subsidiaries' physical property is limited to physical property used or useful to us in the business of furnishing or distributing gas service as a public utility. As of June 30, 2002, after giving effect to the issuance of the Debentures and the application of the proceeds from the sale of the Debentures to reduce other long-term debt, the net book value of all of our and our subsidiaries' physical property would have exceeded our and our subsidiaries' long-term debt by $51,628,000.

         o We may not declare or pay any dividends or make any other distribution upon our common stock, and we may not apply any of our assets to the redemption, retirement, purchase or other acquisition of any of our capital stock. This restriction does not apply:

                * if after the declaration, payment, distribution or application of assets our shareholders' equity, less the book value of our and our subsidiaries' intangible assets, is at least equal to $25,800,000 as reflected on our then latest available balance sheet (our June 30, 2002 balance sheet, after giving effect to the issuance of the Debentures, reflects that our shareholders' equity, less the $1,461,440 book value of our and our subsidiaries' intangible assets, which are pension related, is $32,720,837); or

                * to dividends and distributions consisting only of shares of our common stock, but not cash or other property; or

                * to purchases or redemptions of our preferred stock in compliance with any mandatory sinking fund, purchase fund or redemption requirement.

         o We may not issue, assume or guarantee any debt secured by a lien on any property or asset that we own. However, this restriction does not apply, if prior to or at the same time as the issuance, assumption or guarantee of that debt, we equally and ratably secure the Debentures. This restriction is also subject to certain exceptions described in the indenture, which include liens securing debt having an aggregate outstanding principal balance of $5,000,000 or less.

         Except as described above, the indenture does not afford any protection to holders of Debentures solely on account of our involvement in highly leveraged transactions.

SUCCESSOR CORPORATION

         We agree in the indenture that we will not consolidate with, merge into or transfer or lease all or substantially all of our assets to another corporation, unless immediately after such transaction:

         o   no default will exist under the indenture;

         o the other corporation assumes all of our obligations under the Debentures and the indenture; and

         o   certain other requirements are met.


EVENTS OF DEFAULT; NOTICE AND WAIVER

         The following constitute events of default under the indenture:

         o   default in the payment of principal of the Debentures when due;

         o default in the payment of any interest on the Debentures, when due, if continued for thirty days;

         o default in the performance of any other agreement we have made in the Debentures or the indenture, if continued for sixty days after written notice;

         o acceleration of certain of our or our subsidiaries' indebtedness for borrowed money under the terms of any instrument under which indebtedness of $100,000 or more is issued or secured; and

         o certain events in bankruptcy, insolvency or reorganization involving us.

         The trustee is required, within ninety days after the occurrence of a default, to give the holders of Debentures notice of all continuing defaults known to the trustee. However, in the case of a default in the payment of the principal or interest in respect of any of the Debentures, the trustee is protected in not giving notice if it in good faith determines that not giving notice is in the interest of the holders of the Debentures.

         If any event of default occurs and is continuing, the trustee or the holders of at least twenty-five percent in principal amount of outstanding Debentures may declare the Debentures immediately due and payable. This acceleration may be rescinded by the holders of a majority in principal amount of the Debentures then outstanding, upon the conditions provided in the indenture.

         The holders of a majority in principal amount of the Debentures may waive an existing default and its consequences, upon the conditions provided in the indenture. This right to waive the default and its consequences do not apply to:

         o an uncured default in payment of principal or interest on the Debentures; or

         o   an uncured failure to make any redemption payment; or

         o an uncured default of a provision which cannot be modified under the terms of the indenture without the consent of each holder of the Debentures affected.

         Each year we must file with the trustee a statement regarding our compliance with the terms of the indenture. This statement must be filed within 120 days after the end of each fiscal year. Further, this statement must specify any defaults of which our officers signing the statement may have knowledge.


MODIFICATION OF THE INDENTURE

         We, together with the trustee, may modify and amend the indenture in a manner that materially affects the rights of the holders of the Debentures only if we obtain the consent of the holders of not less than a majority in principal amount of the Debentures then outstanding.

         We, together with the trustee, may only modify or amend the indenture in a manner that materially affects the rights of the holders of the Debentures and that:

         o   changes the stated maturity of any Debenture, or

         o reduces the principal amount of or interest rate on any Debenture, or

         o changes the interest payment date or otherwise modifies the terms of payment of the principal of or interest on the Debentures, or

         o reduces the percentage required for any consent, waiver or modification, or

         o   modifies certain other provisions of the indenture,

with the consent of each holder of any Debenture affected by the modification or amendment.

DISCHARGE OF THE INDENTURE

         The indenture will be discharged and canceled upon payment of all the Debentures. The indenture may also be discharged upon our deposit with the trustee of funds or U.S. Government obligations sufficient to pay the principal of and premium, if any, and interest on the Debentures. We may only deposit funds or U.S. Government obligations to discharge the indenture within a year or less of the maturity or redemption of all Debentures.

TRUSTEE

         The indenture entitles the trustee to be indemnified by the holders of Debentures before proceeding to exercise any right or power under the indenture at the request of the holders of Debentures. This indemnification of the trustee is subject to the trustee's duty during default to act with the standard of care required in the indenture. The indenture provides that the holders of a majority in principal amount of the outstanding Debentures may direct the time, method and place of conducting any proceeding and any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

         Fifth Third Bank, the trustee and debenture registrar under the indenture, has its corporate trust office in Cincinnati, Ohio. In addition to serving as trustee and debenture registrar under the indenture, Fifth Third Bank serves as:

         o registrar, transfer agent and dividend disbursement agent for our common stock,
         o plan administrator and agent for our dividend reinvestment and stock purchase plan,

         o trustee and debenture registrar for our 7.15% Debentures due 2018, and

         o trustee and debenture registrar for our 8.30% Debentures due 2026.

                                UNDERWRITING

         Edward D. Jones & Co., L.P. is the underwriter for this offering. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, all of the Debentures. We have filed a copy of the underwriting agreement with the SEC.

         The underwriting agreement provides that the obligations of the underwriter to purchase the Debentures are subject to the approval of a number of legal matters by its counsel as well as our counsel, and to other conditions. The underwriter is obligated to purchase all of the Debentures if it purchases any of the Debentures.

         The underwriter proposes to offer the Debentures directly to the public initially at the public offering prices set forth on the cover page of this prospectus.

         The following table shows the underwriting discount we will pay to the underwriter. These amounts show the discount paid per $1,000 purchase of the Debentures and the total for the purchase of all Debentures being offered.

                                                         PER $1,000
                                                         DEBENTURE                 TOTAL
                                                         ----------            --------------
         Public Offering Price                           $1,000.00             $20,000,000.00

         Underwriting Discount                           $                     $

         Proceeds, Before Our Expenses                   $                     $

         We estimate that our out-of-pocket expenses for this offering that are in addition to discounts we pay to the underwriters will be approximately $80,000.00.

         The underwriter intends to make a market in the Debentures. However, the underwriter will have no obligation to make a market in the Debentures and may cease market making activities at any time. The Debentures will not be listed on any exchange.

         Until the distribution of the Debentures is completed, the SEC's rules may limit the ability of the underwriter to bid for and purchase the Debentures. As an exception to these rules, the underwriter is permitted to engage in certain transactions that stabilize the price of the Debentures. These transactions consist of placing bids for or effecting purchases of the Debentures for the purpose of pegging, fixing or maintaining the price of the Debentures.

         If the underwriter creates a short position in the Debentures in connection with the offering by selling more Debentures than are set forth on the cover page of this prospectus, the underwriter may reduce that short position by purchasing Debentures in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

         We and the underwriter make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debentures. In addition, we and the underwriter make no representations that the underwriter will engage in these types of transactions or that these transactions, once begun, will not be discontinued without notice.

         The offering of the Debentures is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The underwriter reserves the right to reject any order for the purchase of Debentures in whole or in part.

         We have agreed to indemnify the underwriter and persons who control the underwriter against certain liabilities that may be incurred in connection with the offering, including liabilities under the Securities Act of 1933.

                                LEGAL MATTERS

        Our special counsel, Stoll, Keenon & Park, LLP, Lexington, Kentucky, will pass on the validity of the Debentures and will opine that the Debentures, when sold, will be our binding obligations. Certain other matters will be passed upon for the underwriter by its counsel, Armstrong Teasdale LLP, St. Louis, Missouri.

         Attorneys in the firm of Stoll, Keenon & Park, LLP, and members of such attorneys' immediate families, own collectively 7,981 shares of our common stock. Attorneys of Stoll, Keenon & Park, LLP participating in this Debenture offering on behalf of the firm account for 7,534 of these shares.


                                   EXPERTS

         The financial statements as of June 30, 2002 and for the year ended June 30, 2002, included in this prospectus, and the related financial statement schedule for the year ended June 30, 2002, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         Arthur Andersen LLP, independent public accountants, audited our consolidated financial statements and schedules for the fiscal years ending June 30, 2000 and 2001, included and incorporated by reference in this prospectus, and elsewhere in the registration statement filed in connection with this prospectus, as indicated in their reports with respect to those financial statements and schedules. We include those financial statements and schedules in this prospectus in reliance upon the authority of Arthur Andersen LLP as experts in giving those reports. After reasonable efforts we have not been able to obtain the written consent of Arthur Andersen LLP permitting us to name it in this prospectus as having certified our financial statements for the two fiscal years ended June 30, 2001. This lack of consent will limit your ability to assert claims against Arthur Andersen as explained under the heading "Risk Factors."


                     WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements, and other information with the SEC. Instead of repeating the information that we have already filed with the SEC, the SEC allows us to "incorporate by reference" in this prospectus information contained in documents we have filed with the SEC. Those documents form an important part of this prospectus.

         We incorporate by reference the following reports that we previously filed with the SEC:

      * Our Annual Report on Form 10-K (SEC File Number: 1.000-08788) for the year ended June 30, 2002 and our amendment to our Annual Report on Form 10-K for the year ended June 30, 2002 that we filed with the SEC on September 16, 2002;

      * Our Quarterly Report on Form 10-Q (SEC File Number: 1.000-08788) for the quarterly period ended September 30, 2002; and

      * Our Current Report on Form 8-K (SEC File Number: 1.000-08788) dated November 22, 2002 that we filed with the SEC on November 22, 2002.

         We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. This additional information will be provided upon a written or oral request and at no cost to the requester. Requests for this information should be made to:

                              Mr. John F. Hall
               Vice President--Finance, Secretary and Treasurer
                       Delta Natural Gas Company, Inc.
                             3617 Lexington Road
                         Winchester, Kentucky 40391
                          Telephone: (859) 744-6171

         As allowed by the SEC's rules, we have not included in this prospectus all of the information that is included in the registration statement. At your request, we will provide you, free of charge, with a copy of the registration statement, any of the exhibits to the registration statement, or a copy of any other filing we have made with the SEC. If you want more information, write in care of or call Mr. John F. Hall at the above address.


         You may also obtain a copy of any filing we have made with the SEC directly from the SEC. You may either:

         o read and copy any materials we file with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its offices in New York, New York and Chicago, Illinois; or

         o visit the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

         You can obtain more information about the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

         DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         PAGE
                                                                         ----
Consolidated Financial Statements

  Report of Independent Auditors                                          F-2

  Report of Previous Independent Public Accountants                       F-3

  Consolidated Statements of Income for the Years Ended June
    30, 2002, 2001 and 2000                                               F-4

  Consolidated Statements of Cash Flows for the Years Ended
    June 30, 2002, 2001 and 2000                                          F-5

  Consolidated Balance Sheets as of June 30, 2002 and 2001                F-7

  Consolidated Statements of Changes in Shareholders' Equity
    for the Years Ended June 30, 2002, 2001 and 2000                      F-9

  Consolidated Statements of Capitalization as of June 30,
    2002 and 2001                                                        F-10

  Notes to Consolidated Financial Statements                             F-11

Consolidated Financial Statements (Unaudited)

  Consolidated Statements of Income for the Three Months Ended
    September 30, 2002 and 2001 and the Twelve Months Ended
    September 30, 2002 and 2001                                          F-22

  Consolidated Balance Sheets as of September 30, 2002,
    June 30, 2002 and September 30, 2001                                 F-23

  Consolidated Statements of Cash Flows for the Three Months
    Ended September 30, 2002 and 2001 and the Twelve Months
    Ended September 30, 2002 and 2001                                    F-24

  Notes to Consolidated Financial Statements                             F-25

                       REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Delta Natural Gas Company, Inc.:

     We have audited the accompanying consolidated balance sheet of Delta Natural Gas Company, Inc. and subsidiaries (the "Company") as of June 30, 2002, and the related consolidated statements of capitalization, income, cash flows and changes in shareholders' equity for the year ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of June 30, 2001 and for each of the two years in the period then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated August 10, 2001.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Delta Natural Gas Company, Inc. and subsidiary companies as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP


Cincinnati, Ohio
August 19, 2002

              REPORT OF PREVIOUS INDEPENDENT PUBLIC ACCOUNTANTS

   THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR
       ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.


To the Board of Directors and Shareholders of Delta Natural Gas Company, Inc.:

     We have audited the accompanying consolidated balance sheets and statements of capitalization of DELTA NATURAL GAS COMPANY, INC. (a Kentucky corporation) and subsidiary companies as of June 30, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Natural Gas Company, Inc. and subsidiary companies as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.




ARTHUR ANDERSEN LLP


Louisville, Kentucky
August 10, 2001

                    DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                               CONSOLIDATED STATEMENTS OF INCOME

                                                      FOR THE YEARS ENDED JUNE 30,
                                          -----------------------------------------------------
                                             2002                 2001                 2000
                                          -----------          -----------          -----------
OPERATING REVENUES                        $55,929,780          $70,770,156          $45,926,775
                                          -----------          -----------          -----------

OPERATING EXPENSES

   Purchased gas                          $30,157,225          $44,707,739          $21,214,834

   Operation and maintenance                9,685,746            9,844,728            9,139,143

   Depreciation and depletion               4,080,944            3,840,450            3,989,090

   Taxes other than income taxes            1,354,913            1,423,020            1,338,486

   Income taxes (Note 3)                    2,249,500            2,232,500            2,068,500
                                          -----------          -----------          -----------

      Total operating expenses            $47,528,328          $62,048,437          $37,750,053
                                          -----------          -----------          -----------

OPERATING INCOME                          $ 8,401,452          $ 8,721,719          $ 8,176,722

OTHER INCOME AND DEDUCTIONS, NET               17,018               31,141               42,866
                                          -----------          -----------          -----------

INCOME BEFORE INTEREST CHARGES            $ 8,418,470          $ 8,752,860          $ 8,219,588
                                          -----------          -----------          -----------

INTEREST CHARGES

   Interest on long-term debt             $ 3,728,847          $ 3,775,856          $ 3,845,565

   Other interest                             891,750            1,179,949              748,006

   Amortization of debt expense               161,160              161,160              161,160
                                          -----------          -----------          -----------

      Total interest charges              $ 4,781,757          $ 5,116,965          $ 4,754,731
                                          -----------          -----------          -----------

NET INCOME                                $ 3,636,713          $ 3,635,895          $ 3,464,857
                                          ===========          ===========          ===========

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING
    (BASIC AND DILUTED)                     2,513,804            2,477,983            2,433,397

BASIC AND DILUTED EARNINGS
  PER COMMON SHARE                        $      1.45          $      1.47          $      1.42

DIVIDENDS DECLARED PER
  COMMON SHARE                            $      1.16          $      1.14          $      1.14


The accompanying notes to consolidated financial statements are an integral part of these statements.

                     DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         FOR THE YEARS ENDED JUNE 30,
                                             -----------------------------------------------------
                                                 2002                 2001                 2000
                                             -----------          -----------          -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                $ 3,636,713          $ 3,635,895          $ 3,464,857

   Adjustments to reconcile net
     income to net cash from
     operating activities

      Depreciation, depletion and
        amortization                           4,354,396            4,047,715            4,240,595

      Deferred income taxes and
        investment tax credits                 1,110,916            2,332,458            1,446,444

      Other - net                                595,894              700,091              841,877

   (Increase) decrease in assets
     Accounts receivable                       1,767,741           (1,860,926)          (1,160,957)

      Gas in storage                            (556,871)          (1,665,124)              48,005

      Materials and supplies                      69,663             (129,278)             200,689

      Prepayments                                681,195             (690,662)             (51,964)

      Other assets                            (1,551,055)            (333,402)            (561,893)

   Increase (decrease) in
     liabilities

      Accounts payable                        (1,524,216)           1,647,056            1,630,760

      Refunds due customers                       35,653               (5,708)               2,679

      Deferred (advance recovery of)
        gas cost                                 368,648           (4,518,953)          (1,124,219)

      Accrued taxes                              (44,503)            (521,190)             284,891

      Other current liabilities                  128,283               11,340             (302,553)

      Other liabilities                        1,439,439                3,260             (131,706)
                                             -----------          -----------          -----------
         Net cash provided by
           operating activities              $10,511,896          $ 2,652,572          $ 8,827,505
                                             -----------          -----------          -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                      $(9,421,765)         $(7,069,713)         $(8,795,653)
                                             -----------          -----------          -----------

         Net cash used in investing
           activities                        $(9,421,765)         $(7,069,713)         $(8,795,653)
                                             -----------          -----------          -----------


The accompanying notes to consolidated financial statements are an integral part of these statements.

                       DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                          CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                          FOR THE YEARS ENDED JUNE 30,
                                            --------------------------------------------------------
                                                2002                  2001                  2000
                                            ------------          ------------          ------------

CASH FLOWS FROM FINANCING
   ACTIVITIES

   Dividends on common stock                $ (2,916,418)         $ (2,825,267)         $ (2,777,372)

   Issuance of common stock, net                 707,422               646,514               697,926

   Repayment of long-term debt                (1,375,000)             (810,999)           (1,735,000)

   Issuance of notes payable                  36,860,000            52,415,000            27,810,000

   Repayment of notes payable                (34,305,000)          (45,240,000)          (23,880,000)
                                            ------------          ------------          ------------
      Net cash provided by
         financing activities               $ (1,028,996)         $  4,185,248          $    115,554
                                            ------------          ------------          ------------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                         $     61,135          $   (231,893)         $    147,406

CASH AND CASH EQUIVALENTS,
   BEGINNING OF YEAR                             164,101               395,994               248,588
                                            ------------          ------------          ------------
CASH AND CASH EQUIVALENTS,
   END OF YEAR                              $    225,236          $    164,101          $    395,994
                                            ============          ============          ============


SUPPLEMENTAL DISCLOSURES OF CASH
   FLOW INFORMATION

Cash paid during the year for
   Interest                                 $  4,636,051          $  4,970,327          $  4,626,542

   Income taxes (net of refunds)            $  1,130,566          $    395,737          $    533,908


The accompanying notes to consolidated financial statements are an integral part of these statements.

                   DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                 CONSOLIDATED BALANCE SHEETS

                                                                  AS OF JUNE 30,
                                                        ----------------------------------
                                                            2002                  2001
                                                        ------------          ------------
ASSETS

   GAS UTILITY PLANT, AT COST                           $156,305,063          $147,792,390

      Less - Accumulated provision for
        depreciation                                     (49,142,976)          (45,375,230)
                                                        ------------          ------------

         Net gas plant                                  $107,162,087          $102,417,160
                                                        ------------          ------------

   CURRENT ASSETS

      Cash and cash equivalents                         $    225,236          $    164,101

      Accounts receivable, less accumulated
        provisions for doubtful accounts of
        $165,000 and $575,000 in 2002 and
        2001, respectively                                 2,884,025             4,651,766

      Gas in storage, at average cost                      5,216,772             4,659,901

      Deferred gas costs                                   4,076,059             4,444,707

      Materials and supplies, at first-in,
        first-out cost                                       523,756               593,419

      Prepayments                                            388,794             1,090,515
                                                        ------------          ------------

         Total current assets                           $ 13,314,642          $ 15,604,409
                                                        ------------          ------------

   OTHER ASSETS

      Cash surrender value of officers' life
        insurance (face amount of $1,236,009)           $    344,687          $    354,891

      Note receivable from officer                           158,000               128,000

      Prepaid pension, unamortized debt expense
        and other (Notes 4 and 7)                          6,969,109             5,674,678
                                                        ------------          ------------

         Total other assets                             $  7,471,796          $  6,157,569
                                                        ------------          ------------

            Total assets                                $127,948,525          $124,179,138
                                                        ============          ============


The accompanying notes to consolidated financial statements are an integral part of these statements.

                 DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                CONSOLIDATED BALANCE SHEETS

                                                                   AS OF JUNE 30,
                                                        ----------------------------------
                                                            2002                  2001
                                                        ------------          ------------

LIABILITIES AND SHAREHOLDERS' EQUITY

   CAPITALIZATION (SEE CONSOLIDATED STATEMENTS
     OF CAPITALIZATION)

      Common shareholders' equity                       $ 34,182,277          $ 32,754,560

      Long-term debt (Notes 7 and 8)                      48,600,000            49,258,902
                                                        ------------          ------------

         Total capitalization                           $ 82,782,277          $ 82,013,462
                                                        ------------          ------------

   CURRENT LIABILITIES

      Notes payable (Note 6)                            $ 19,355,000          $ 16,800,000

      Current portion of long-term
        debt (Notes 7 and 8)                               1,750,000             2,450,000

      Accounts payable                                     4,077,983             5,602,199

      Accrued taxes                                          673,873               718,376

      Refunds due customers                                   73,973                38,320

      Customers' deposits                                    440,568               418,582

      Accrued interest on debt                             1,162,956             1,178,410

      Accrued vacation                                       558,066               538,595

      Other accrued liabilities                              503,178               400,898
                                                        ------------          ------------

         Total current liabilities                      $ 28,595,597          $ 28,145,380
                                                        ------------          ------------

   DEFERRED CREDITS AND OTHER

      Deferred income taxes                             $ 14,078,273          $ 12,851,457

      Investment tax credits                                 404,600               449,800

      Regulatory liability (Note 3)                          562,025               632,725

      Additional minimum pension liability                 1,461,440                    --
        (Note 4)

      Advances for construction and other                     64,313                86,314
                                                        ------------          ------------

         Total deferred credits and other               $ 16,570,651          $ 14,020,296
                                                        ------------          ------------

   COMMITMENTS AND CONTINGENCIES (NOTE 9)

            Total liabilities and
              shareholders' equity                      $127,948,525          $124,179,138
                                                        ============          ============


The accompanying notes to consolidated financial statements are an integral part of these statements.

                        DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                       CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                               FOR THE YEARS ENDED JUNE 30,
                                                  -----------------------------------------------------
                                                      2002                 2001                 2000
                                                  -----------          -----------          -----------

COMMON SHARES
   Balance, beginning of year                     $ 2,495,679          $ 2,459,067          $ 2,413,942

     $1.00 par value of 34,400, 36,612
       and 45,125 shares issued in 2002,
       2001 and 2000, respectively

         Dividend reinvestment and stock
           purchase plan                               28,506               28,958               37,499

         Employee stock purchase plan and
           other                                        5,894                7,654                7,626
                                                  -----------          -----------          -----------

   Balance, end of year                           $ 2,530,079          $ 2,495,679          $ 2,459,067
                                                  ===========          ===========          ===========

PREMIUM ON COMMON SHARES

   Balance, beginning of year                     $29,657,308          $29,038,995          $28,386,194

     Premium on issuance of common shares

       Dividend reinvestment and stock
         purchase plan                                561,547              503,897              533,760

       Employee stock purchase plan and
         other                                        111,475              114,416              119,041
                                                  -----------          -----------          -----------

   Balance, end of year                           $30,330,330          $29,657,308          $29,038,995
                                                  ===========          ===========          ===========

CAPITAL STOCK EXPENSE

   Balance, beginning of year                     $(1,925,431)         $(1,917,020)         $(1,917,020)

     Dividend reinvestment and stock
       purchase plan                                       --               (8,411)                  --
                                                  -----------          -----------          -----------

   Balance, end of year                           $(1,925,431)         $(1,925,431)         $(1,917,020)
                                                  ===========          ===========          ===========

RETAINED EARNINGS

   Balance, beginning of year                     $ 2,527,004          $ 1,716,376          $ 1,028,891

     Net income                                     3,636,713            3,635,895            3,464,857

     Cash dividends declared on common
       shares (See Consolidated

       Statements of Income for rates)             (2,916,418)          (2,825,267)          (2,777,372)
                                                  -----------          -----------          -----------

   Balance, end of year                           $ 3,247,299          $ 2,527,004          $ 1,716,376
                                                  ===========          ===========          ===========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                 DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                        CONSOLIDATED STATEMENTS OF CAPITALIZATION


                                                               AS OF JUNE 30,
                                                      --------------------------------
                                                         2002                 2001
                                                      -----------          -----------
COMMON SHAREHOLDERS' EQUITY

   Common shares, par value $1.00 per share
     (Notes 4 and 5)

     Authorized 6,000,000 shares

     Issued and outstanding 2,530,079 and
       2,495,679 shares in 2002 and
       2001, respectively                             $ 2,530,079          $ 2,495,679

   Premium on common shares                            30,330,330           29,657,308

   Capital stock expense                               (1,925,431)          (1,925,431)

   Retained earnings (Note 7)                           3,247,299            2,527,004
                                                      -----------          -----------

      Total common shareholders' equity               $34,182,277          $32,754,560
                                                      -----------          -----------

LONG-TERM DEBT (NOTES 7 AND 8)

   Debentures, 8.3%, due 2026                         $14,816,000          $14,821,000

   Debentures, 6 5/8%, due 2023                        11,445,000           11,933,000

   Debentures, 7.15%, due 2018                         24,089,000           24,271,000

   Promissory note from acquisition of under-
     ground storage, non-interest bearing,
     due through 2001 (less unamortized
     discount of $16,098 in 2001)                              --              683,902
                                                      -----------          -----------

      Total long-term debt                            $50,350,000          $51,708,902

   Less amounts due within one year,
     included in current liabilities                   (1,750,000)          (2,450,000)
                                                      -----------          -----------

      Net long-term debt                              $48,600,000          $49,258,902
                                                      -----------          -----------

         Total capitalization                         $82,782,277          $82,013,462
                                                      ===========          ===========


The accompanying notes to consolidated financial statements are an integral part of these statements.

          DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) PRINCIPLES OF CONSOLIDATION Delta Natural Gas Company, Inc. ("Delta" or "the Company") has three wholly-owned subsidiaries. Delta Resources, Inc. ("Delta Resources") buys gas and resells it to industrial or other large use customers on Delta's system. Delgasco, Inc. buys gas and resells it to Delta Resources and to customers not on Delta's system. Enpro, Inc. owns and operates production properties and undeveloped acreage. All subsidiaries of Delta are included in the consolidated financial statements. Intercompany balances and transactions have been eliminated.

         (b) CASH EQUIVALENTS For the purposes of the Consolidated Statements of Cash Flows, all temporary cash investments with a maturity of three months or less at the date of purchase are considered cash equivalents.

         (c) DEPRECIATION The Company determines its provision for depreciation using the straight-line method and by the application of rates to various classes of utility plant. The rates are based upon the estimated service lives of the properties and were equivalent to composite rates of 2.9%, 2.8% and 3.1% of average depreciable plant for 2002, 2001 and 2000, respectively.

         (d) MAINTENANCE All expenditures for maintenance and repairs of units of property are charged to the appropriate maintenance expense accounts. A betterment or replacement of a unit of property is accounted for as an addition and retirement of utility plant. At the time of such a retirement, the accumulated provision for depreciation is charged with the original cost of the property retired and also for the net cost of removal.

         (e) GAS COST RECOVERY Delta has a Gas Cost Recovery ("GCR") clause which provides for a dollar-tracker that matches revenues and gas costs and provides eventual dollar-for-dollar recovery of all gas costs incurred. The Company expenses gas costs based on the amount of gas costs recovered through revenue. Any differences between actual gas costs and those estimated costs billed are deferred and reflected in the computation of future billings to customers using the GCR mechanism.

         (f) REVENUE RECOGNITION The Company records revenues as billed to its customers on a monthly meter reading cycle. At the end of each month, gas service which has been rendered from the latest date of each cycle meter reading to the month-end is unbilled.

         (g) REVENUES AND CUSTOMER RECEIVABLES The Company serves 40,000 customers in central and southeastern Kentucky. Revenues and customer receivables arise primarily from sales of natural gas to customers and from transportation services for others. Provisions for doubtful accounts are recorded to reflect the expected net realizable value of accounts receivable.

         (h) USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (i) RATE REGULATED BASIS OF ACCOUNTING The Company's regulated operations follow the accounting and reporting requirements of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation". The economic effects of regulation can result in a regulated company recovering costs from customers in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this results, costs are deferred as assets in the consolidated balance sheet (regulatory assets) and recorded as expenses when such amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for

          DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES current collection in rates of costs that are expected to be incurred in the future (regulatory liabilities). The amounts recorded by the Company as regulatory assets and regulatory liabilities are as follows:

                                                          2002         2001
                                                         -----        -----
REGULATORY ASSETS ($000)

    Deferred gas cost                                    4,076        4,445
    Loss on extinguishment of debt                       1,337        1,395
    Rate case and gas audit expense                        116          142
                                                         -----        -----
        Total regulatory assets                          5,529        5,982
                                                         =====        =====

REGULATORY LIABILITIES ($000)

    Refunds from suppliers that are due customers           74           38
    Regulatory liability for deferred income taxes         562          633
                                                         -----        -----
        Total regulatory liabilities                       636          671
                                                         =====        =====


The Company is currently earning a return on loss on extinguishment of debt and rate case expenses. Deferred gas costs are presented every three months to the PSC for recovery in accordance with the gas cost recovery rate mechanism.


(2)  NEW ACCOUNTING PRONOUNCEMENTS

         Effective June, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 eliminates the pooling-of-interests method and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. It also requires intangible assets acquired in a business combination to be recognized separately from goodwill. SFAS No. 141 had no impact on the Company's financial position or results of operations with respect to business combination transactions that occurred prior to June 30, 2001. SFAS No. 142 addresses how goodwill and other intangible assets should be accounted for upon their acquisition and afterwards. The primary impact of SFAS No. 142 is that future goodwill and intangible assets with indefinite lives will no longer be amortized beginning in 2002. Instead of amortization, goodwill will be subject to an assessment for impairment by applying a fair-value-based test annually and more frequently if circumstances indicate a possible impairment. If the carrying amount of goodwill exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The Company does not have recorded goodwill or intangible assets. Accordingly, these new accounting rules will not presently have a significant impact on the Company.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is required to be adopted July 1, 2002. SFAS No. 143 addresses asset retirement obligations that result from the acquisition, construction or normal operation of long-lived assets. It requires companies to recognize asset retirement obligations as a liability when the liability is incurred at its fair value. Adoption of SFAS No. 143 is not expected to have a significant impact on the Company.

         In August, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is required to be adopted July 1, 2002. SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and combines the two accounting models

          DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES into a single model based on the framework established in SFAS No. 121. Adoption of SFAS No. 144 will not have a significant impact on the Company.

         The American Institute of Certified Public Accountants has issued an exposure draft Statement of Position ("SOP") "Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment". This proposed SOP applies to all nongovernmental entities that acquire, construct or replace tangible property, plant and equipment ("PP&E") including lessors and lessees. A significant element of the SOP requires that entities use component accounting for PP&E to the extent future component replacement will be capitalized. At adoption, entities would have the option to apply component accounting retroactively for all PP&E assets, to the extent applicable, or to apply component accounting as an entity incurs capitalizable costs that replace all or a portion of PP&E. The proposed effective date of the SOP is January 1, 2003. The Company is currently analyzing the impact of this proposed SOP.


(3)   INCOME TAXES

         The Company provides for income taxes on temporary differences resulting from the use of alternative methods of income and expense recognition for financial and tax reporting purposes. The differences result primarily from the use of accelerated tax depreciation methods for certain properties versus the straight-line depreciation method for financial purposes, differences in recognition of purchased gas cost recoveries and certain other accruals which are not currently deductible for income tax purposes. Investment tax credits were deferred for certain periods prior to fiscal 1987 and are being amortized to income over the estimated useful lives of the applicable properties. The Company utilizes the asset and liability method for accounting for income taxes, which requires that deferred income tax assets and liabilities are computed using tax rates that will be in effect when the book and tax temporary differences reverse. The change in tax rates applied to accumulated deferred income taxes may not be immediately recognized in operating results because of ratemaking treatment. A regulatory liability has been established to recognize the future revenue requirement impact from these deferred taxes. The temporary differences which gave rise to the net accumulated deferred income tax liability for the periods are as follows:

                                                    2002                 2001
                                                -----------          -----------
DEFERRED TAX LIABILITIES
Accelerated depreciation                        $13,436,373          $12,440,957
Deferred gas cost                                 1,364,800            1,444,200
Accrued pension                                   1,104,200            1,157,200
Debt expense                                        406,300              426,900
                                                -----------          -----------
   Total                                        $16,311,673          $15,469,257
                                                -----------          -----------

DEFERRED TAX ASSETS
Alternative minimum tax credits                 $ 1,365,200          $ 1,701,100
Regulatory liabilities                              221,700              249,600
Investment tax credits                              159,600              177,400
Other                                               486,900              489,700
                                                -----------          -----------
    Total                                       $ 2,233,400          $ 2,617,800
                                                -----------          -----------
     Net accumulated deferred
       income tax liability                     $14,078,273          $12,851,457
                                                ===========          ===========

          DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

         The components of the income tax provision are comprised of the following for the years ended June 30:

                                                        2002                2001                2000
                                                     ----------          ----------          ----------
COMPONENTS OF INCOME TAX EXPENSE
    Current
       Federal                                       $  776,200          $  (77,000)         $  568,100
       State                                            296,100             (71,700)            137,500
                                                     ----------          ----------          ----------
          Total                                      $1,072,300          $ (148,700)         $  705,600
    Deferred                                          1,177,200           2,381,200           1,362,900
                                                     ----------          ----------          ----------
          Income tax expense                         $2,249,500          $2,232,500          $2,068,500
                                                     ==========          ==========          ==========

         Reconciliation of the statutory federal income tax rate to the effective income tax rate is shown in the table below:

                                                    2002          2001          2000
                                                   -----         -----         -----
Statutory federal income tax rate                  34.0%         34.0%         34.0%
State income taxes net of federal benefit           5.3           5.4           5.2
Amortization of investment tax credits             (0.8)         (0.9)         (1.1)
Other differences - net                            (0.2)         (0.3)         (0.4)
                                                   ----          ----          ----

     Effective income tax rate                     38.3%         38.2%         37.7%
                                                   ====          ====          ====

          DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

(4)  EMPLOYEE BENEFIT PLANS

         (a) DEFINED BENEFIT RETIREMENT PLAN Delta has a trusteed, noncontributory, defined benefit pension plan covering all eligible employees. Retirement income is based on the number of years of service and annual rates of compensation. The Company makes annual contributions equal to the amounts necessary to fund the plan adequately. The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended March 31, 2002, and a statement of the funded status as of March 31 of both years, as recognized in the Company's consolidated balance sheets at June 30:

                                                                2002                  2001
                                                            -----------           -----------
CHANGE IN BENEFIT OBLIGATION
    Benefit obligation at beginning of year                 $ 8,486,103           $ 8,188,361
    Service cost                                                518,496               487,392
    Interest cost                                               657,126               592,537
    Amendments                                                1,514,620                    --
    Actuarial loss                                              (84,009)              332,610
    Benefits paid                                              (411,217)           (1,114,797)
                                                            -----------           -----------
    Benefit obligation at end of year                       $10,681,119           $ 8,486,103
                                                            -----------           -----------

CHANGE IN PLAN ASSETS
    Fair value of plan assets at beginning of year          $ 9,073,398           $10,176,049
    Actual return (loss) on plan assets                          14,243              (636,591)
    Employer contribution                                       543,255               648,737
    Benefits paid                                              (411,217)           (1,114,797)
                                                            -----------           -----------
    Fair value of plan assets at end of year                $ 9,219,679           $ 9,073,398
                                                            -----------           -----------

    Funded status                                           $(1,461,440)          $   587,295
    Unrecognized net actuarial loss                           2,272,764             1,652,236
    Unrecognized prior service cost                           1,514,620                    --
    Net transition asset                                             --               (29,262)
                                                            -----------           -----------
        Net pension asset                                   $ 2,325,944           $ 2,210,269
                                                            ===========           ===========

         In addition, the Company has recognized an additional minimum pension liability of $1,461,440 and a corresponding intangible pension asset in the accompanying balance sheet as of June 30, 2002. Effective April 1, 2002, the Company adopted a plan amendment which enhanced the formula for benefits paid under the plan.

          DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

         The assets of the plan consist primarily of common stocks, bonds and certificates of deposit. Net pension costs for the years ended June 30 include the following:

                                                      2002                 2001                 2000
                                                   ---------            ---------            ---------
COMPONENTS OF NET PERIODIC BENEFIT COST
    Service cost                                   $ 518,496            $ 487,392            $ 535,681
    Interest cost                                    657,125              592,537              538,400
    Expected return on plan assets                  (755,307)            (800,303)            (764,449)
    Amortization of unrecognized net loss             36,528                   --                   --
    Amortization of net transition asset             (29,262)             (42,394)             (42,394)
                                                   ---------            ---------            ---------
           Net periodic benefit cost               $ 427,580            $ 237,232            $ 267,238
                                                   =========            =========            =========


WEIGHTED-AVERAGE ASSUMPTIONS
    Discount rate                                       7.50%                7.75%                7.75%
    Expected return on plan assets                      8.00%                8.00%                8.00%
    Rate of compensation increase                       4.00%                4.00%                4.00%


         During the plan year ended March 31, 2000, Delta eliminated 16 positions in conjunction with a workforce reduction plan. Subsequently, 7 additional positions were eliminated as a result of reorganization of Delta's branch offices, which was completed by June 30, 2000. These events constituted a curtailment under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". The combined impact of the curtailment gain, the savings in salary expense, and the cost of one time payments made to severed employees was not material to results of operations in 2000.

         SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits", and SFAS No. 112, "Employers' Accounting for Post-Employment Benefits", do not affect the Company, as Delta does not provide benefits for post-retirement or post-employment other than the pension plan for retired employees.

         (b) EMPLOYEE SAVINGS PLAN The Company has an Employee Savings Plan ("Savings Plan") under which eligible employees may elect to contribute any whole percentage between 2% and 15% of their annual compensation. The Company will match 50% of the employee's contribution up to a maximum Company contribution of 2.5% of the employee's annual compensation. For 2002, 2001 and 2000, Delta's Savings Plan expense was $165,500, $154,600 and $170,800, respectively.

         (c) EMPLOYEE STOCK PURCHASE PLAN The Company has an Employee Stock Purchase Plan ("Stock Plan") under which qualified permanent employees are eligible to participate. Under the terms of the Stock Plan, such employees can contribute on a monthly basis 1% of their annual salary level (as of July 1 of each year) to be used to purchase Delta's common stock. The
Company issues Delta common stock, based upon the fiscal year contributions, using an average of the high and low sale prices of Delta's stock as quoted in NASDAQ's National Market System on the last business day in June and matches those shares so purchased. Therefore, stock with an equivalent market value of $96,300 was issued in July, 2002. The continuation and terms of the Stock Plan are subject to approval by Delta's Board of Directors on an annual basis. Delta's Board has continued the Stock Plan through June 30, 2003.

(5)  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

         The Company's Dividend Reinvestment and Stock Purchase Plan ("Reinvestment Plan") provides that shareholders of record can reinvest dividends and also make limited additional investments of up to $50,000 per year in shares of common stock of the Company. Under the Reinvestment Plan the Company issued 28,506, 28,958 and 37,499 shares in 2002, 2001 and 2000, respectively. Delta reserved 150,000 shares for

          DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES issuance under the Reinvestment Plan in December, 2000, and as of June 30, 2002 there were 106,266 shares still available for issuance.

(6)  NOTES PAYABLE AND LINE OF CREDIT

         The current available line of credit is $40,000,000, of which $19,355,000 and $16,800,000 was borrowed, having a weighted average interest rate of 3.67% and 6.97%, as of June 30, 2002 and 2001, respectively. The maximum amount borrowed during 2002 and 2001 was $29,005,000 and $21,445,000, respectively. The interest on this line is determined monthly at the London Interbank Offered Rate plus 1% on the used line of credit. The cost of the unused line of credit is 0.30%. The current line of credit must be renewed during October, 2002.

 (7)  LONG-TERM DEBT

         In March, 1998 Delta issued $25,000,000 of 7.15% Debentures that mature in March, 2018. Redemption of up to $25,000 annually will be made on behalf of deceased holders within 60 days of notice, subject to an annual aggregate $750,000 limitation. The 7.15% Debentures can be redeemed by the Company after April 1, 2003. Restrictions under the indenture agreement covering the 7.15% Debentures include, among other things, a restriction whereby dividend payments cannot be made unless consolidated shareholders' equity of the Company exceeds $21,500,000. No retained earnings are restricted under the provisions of the indenture.

         In July, 1996 Delta issued $15,000,000 of 8.3% Debentures that mature in July, 2026. Redemption on behalf of deceased holders within 60 days of notice of up to $25,000 per holder will be made annually, subject to an annual aggregate limitation of $500,000. The 8.3% Debentures can be redeemed by the Company beginning in August, 2001 at a 5% premium, such premium declining ratably until it ceases in August, 2006.

         In October, 1993 Delta issued $15,000,000 of 6 5/8% Debentures that mature in October, 2023. Each holder may require redemption of up to $25,000 annually, subject to an annual aggregate limitation of $500,000. Such redemption will also be made on behalf of deceased holders within 60 days of notice, subject to the annual aggregate $500,000 limitation. The 6 5/8% Debentures can be redeemed by the Company beginning in October, 1998 at a 5% premium, such premium declining ratably until it ceases in October, 2003.
The Company may not assume any additional mortgage indebtedness in excess of $2 million without effectively securing the 6 5/8% Debentures equally to such additional indebtedness.

         The Company amortizes debt issuance expenses over the life of the related debt on a straight-line basis, which approximates the effective yield method.

(8)  FAIR VALUES OF FINANCIAL INSTRUMENTS

         The fair value of the Company's debentures is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company's debentures at June 30, 2002 and 2001 was estimated to be $47,479,000 and $48,429,000, respectively. The carrying amount in the accompanying consolidated financial statements as of June 30, 2002 and 2001 is $50,350,000 and $51,025,000, respectively.

         The carrying amount of the Company's other financial instruments including cash equivalents, accounts receivable, notes receivable, accounts payable and the non-interest bearing promissory note approximate their fair value.

          DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

(9)  COMMITMENTS AND CONTINGENCIES

         The Company has entered into individual employment agreements with its five officers and an agreement with the Chairman of the Board. The agreements expire or may be terminated at various times. The agreements provide for continuing monthly payments or lump sum payments and continuation of specified benefits over varying periods in certain cases following defined changes in ownership of the Company.

(10) RATES

         Delta's retail natural gas distribution and its transportation services are subject to the regulatory authority of the Public Service Commission of Kentucky ("PSC") with respect to various aspects of Delta's business, including rates and service to retail and transportation customers. Delta monitors the need to file a general rate case as a way to adjust its sales prices.

         On December 27, 1999, Delta received approval from the PSC for an annual revenue increase of $420,000. This resulted from Delta's last rate case that was filed by Delta in July, 1999. The approval included a weather normalization provision that permits Delta to adjust base rates for the billing months of December through April to reflect variations from normal winter weather.

         Delta's rates include a Gas Cost Recovery ("GCR") clause, which permits changes in Delta's gas supply costs to be reflected in the rates charged to customers. The GCR requires Delta to make quarterly filings with the PSC, but such procedure does not require a general rate case.

         During July, 2001, the PSC required an independent audit of the gas procurement activities of Delta and four other gas distribution companies as part of its investigation of increases in wholesale natural gas prices and their impacts on customers. The PSC indicated that Kentucky distributors had generally developed sound planning and procurement procedures for meeting their customers' natural gas requirements and that these procedures had provided customers with a reliable supply of natural gas at reasonable costs. The PSC noted the events of the prior year, including changes in natural gas wholesale markets, and required the audits to evaluate distributors' gas planning and procurement strategies in light of the recent more volatile wholesale markets, with a primary focus on a balanced portfolio of gas supply that balances cost issues, price risk and reliability. The consultants that were selected by the PSC are currently completing this audit. Delta has received a draft of the consultant's report and is in the process of reviewing and commenting on it. The draft report contains procedural and reporting-related recommendations in the areas of gas supply planning, organization, staffing, controls, gas supply management, gas transportation, gas balancing, response to regulatory change and affiliate relations. The report also addresses several general areas for the five distribution companies involved in the audit, including Kentucky natural gas price issues, hedging, GCR mechanisms, budget billing, uncollectible accounts and forecasting. Delta cannot predict how the PSC will interpret or act on any audit recommendations. As a result, Delta cannot predict the impact of this regulatory proceeding on the Company's financial position or results of operations.

         In addition to PSC regulation, Delta may obtain non-exclusive franchises from the cities and communities in which it operates authorizing it to place its facilities in the streets and public grounds. No utility may obtain a franchise until it has obtained approval from the PSC to bid on a local franchise. Delta holds franchises in four of the cities and seven other communities it serves. In the other cities and communities served by Delta, either Delta's franchises have expired, the communities do not have governmental organizations authorized to grant franchises, or the local governments have not required or do not want to offer a franchise. Delta attempts to acquire or reacquire franchises whenever feasible.

         Without a franchise, a local government could require Delta to cease its occupation of the streets and public grounds or prohibit Delta from extending its facilities into any new area of that city or community. To date, the absence of a franchise has had no adverse effect on Delta's operations.

          DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

(11) OPERATING SEGMENTS

         The Company has two segments: (i) a regulated natural gas distribution, transmission and storage segment, and (ii) a non-regulated segment which participates in related ventures, consisting of natural gas marketing and production. The regulated segment represents Delta and the non-regulated segment consists of Delta Resources, Delgasco and Enpro. The Company operates in a single geographic area of central and southeastern Kentucky.

         The segments follow the same accounting policies as described in the Summary of Significant Accounting Policies in Note 1 of the Notes to Consolidated Financial Statements. Intersegment transportation revenue and expenses consist of intercompany revenues and expenses from the sale and purchase of gas as well as intercompany gas transportation services. Effective January 1, 2002, the non-regulated segment discontinued the practice of selling gas to the regulated segment. This led to a decline in intersegment revenues and expenses for 2002. Intersegment transportation revenue and expense is recorded at Delta's tariff rates. Transfer pricing for sales of gas between segments is at cost. Operating expenses, taxes and interest are allocated to the non-regulated segment.

         Segment information is shown below for the periods:

($000)                                            2002              2001              2000
                                                 ------           -------           -------

REVENUES
      Regulated
         External customers                      40,370            48,887            33,314
         Intersegment                             3,050             3,244             4,606
                                                 ------           -------           -------
              Total regulated                    43,420            52,131            37,920
      Non-regulated
         External customers                      15,560            21,883            12,613
         Intersegment                             1,688            27,609            16,249
                                                 ------           -------           -------
              Total non-regulated                17,248            49,492            28,862
      Eliminations for intersegment              (4,738)          (30,853)          (20,855)
                                                 ------           -------           -------
              Total operating revenues           55,930            70,770            45,927
                                                 ======           =======           =======

OPERATING EXPENSES
      Regulated
         Depreciation                             3,964             3,797             3,940
         Income taxes                             1,599             1,696             1,657
         Other                                   30,485            38,662            24,792
                                                 ------           -------           -------
              Total regulated                    36,048            44,155            30,389
                                                 ------           -------           -------
      Non-regulated
         Depreciation                               117                43                49
         Income taxes                               651               536               412
         Other                                   15,450            48,167            27,755
                                                 ------           -------           -------
              Total non-regulated                16,218            48,746            28,216
      Eliminations for intersegment              (4,738)          (30,853)          (20,855)
                                                 ------           -------           -------
              Total operating expenses           47,528            62,048            37,750
                                                 ======           =======           =======

          DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

($000)                                                   2002              2001              2000
                                                        -------           -------           -------

OTHER INCOME AND DEDUCTIONS
      Regulated                                              17                31                43
      Non-regulated                                          --                --                --
                                                        -------           -------           -------
           Total other income and deductions                 17                31                43
                                                        =======           =======           =======

INTEREST CHARGES
      Regulated                                           4,768             5,191             4,766
      Non-regulated                                          25                42                41
      Eliminations for intersegment                         (11)             (116)              (52)
                                                        -------           -------           -------
           Total interest charges                         4,782             5,117             4,755
                                                        =======           =======           =======

NET INCOME
      Regulated                                           2,621             2,817             2,808
      Non-regulated                                       1,016               819               657
                                                        -------           -------           -------
           Total net income                               3,637             3,636             3,465
                                                        =======           =======           =======

ASSETS
      Regulated                                         124,764           120,710           108,876
      Non-regulated                                       1,723             3,469             4,043
                                                        -------           -------           -------
           Total assets                                 126,487           124,179           112,919
                                                        =======           =======           =======

CAPITAL EXPENDITURES
      Regulated                                           9,415             7,070             8,796
      Non-regulated                                           7                --                --
                                                        -------           -------           -------
           Total capital expenditures                     9,422             7,070             8,796
                                                        =======           =======           =======

          DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

(12) QUARTERLY FINANCIAL DATA (UNAUDITED)

         The quarterly data reflect, in the opinion of management, all normal recurring adjustments necessary to present fairly the results for the interim periods.

                                                                                     BASIC AND
                                                                                      DILUTED
                                                                                   EARNINGS (LOSS)
                       OPERATING            OPERATING           NET INCOME           PER COMMON
  QUARTER ENDED         REVENUES              INCOME              (LOSS)              SHARE(a)
  -------------       -----------          ----------          -----------         ---------------

FISCAL 2002

  September 30        $ 7,258,892          $  479,305          $  (778,325)          $   (.31)
  December 31          12,580,389           1,880,382              591,751                .24
  March 31             25,158,025           4,843,984            3,745,226               1.49
  June 30              10,932,474           1,197,781               78,061                .03

FISCAL 2001

  September 30        $ 6,722,188          $  152,070          $(1,055,810)          $   (.43)
  December 31          16,941,117           2,081,843              765,633                .31
  March 31             32,330,755           5,315,853            3,983,175               1.60
  June 30              14,776,096           1,171,953              (57,103)              (.02)

(a) Quarterly earnings per share may not equal annual earnings per share due to changes in shares outstanding.

                          DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                  THREE MONTHS ENDED                 TWELVE MONTHS ENDED
                                                     SEPTEMBER 30,                      SEPTEMBER 30,
                                              ---------------------------       -----------------------------
                                                 2002             2001             2002              2001
                                              ----------       ----------       -----------       -----------
OPERATING REVENUES......................      $7,153,282       $7,258,892       $55,824,171       $71,306,859
                                              ----------       ----------       -----------       -----------
OPERATING EXPENSES
    Purchased gas.......................      $3,626,250       $3,647,286       $30,136,188       $44,598,018
    Operation and maintenance...........       2,444,638        2,282,667         9,847,719        10,007,653
    Depreciation and depletion..........       1,042,502          977,311         4,146,135         3,834,062
    Taxes other than income taxes.......         364,826          347,723         1,372,015         1,426,896
    Income taxes........................        (556,543)        (475,400)        2,168,357         2,391,275
                                              ----------       ----------       -----------       -----------
        Total operating expenses........      $6,921,673       $6,779,587       $47,670,414       $62,257,904
                                              ----------       ----------       -----------       -----------
OPERATING INCOME........................      $  231,609       $  479,305       $ 8,153,757       $ 9,048,955
OTHER INCOME AND DEDUCTIONS, NET........          11,273            5,551            22,739            23,502
                                              ----------       ----------       -----------       -----------
INCOME BEFORE INTEREST CHARGES..........      $  242,882       $  484,856       $ 8,176,496       $ 9,072,457
INTEREST CHARGES........................       1,145,759        1,263,181         4,664,335         5,159,078
                                              ----------       ----------       -----------       -----------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT
  OF A CHANGE IN ACCOUNTING PRINCIPLE...      $ (902,877)      $ (778,325)      $ 3,512,161       $ 3,913,379
CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE (NOTE 3).........         (88,370)              --           (88,370)               --
                                              ----------       ----------       -----------       -----------
NET INCOME (LOSS).......................      $ (991,247)      $ (778,325)      $ 3,423,791       $ 3,913,379
                                              ==========       ==========       ===========       ===========
BASIC AND DILUTED EARNINGS (LOSS) PER
  COMMON SHARE BEFORE CUMULATIVE EFFECT
  OF A CHANGE IN ACCOUNTING PRINCIPLE...      $     (.36)      $     (.31)      $      1.39       $      1.57
CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE..................            (.03)              --              (.03)               --
                                              ----------       ----------       -----------       -----------
BASIC AND DILUTED EARNINGS (LOSS) PER
  COMMON SHARE..........................      $     (.39)      $     (.31)      $      1.36       $      1.57
                                              ==========       ==========       ===========       ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (BASIC AND DILUTED).......       2,537,691        2,502,139         2,523,041         2,487,268
DIVIDENDS DECLARED PER COMMON SHARE.....      $     .295       $      .29       $     1.165       $     1.145

                             DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                                      CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                   SEPTEMBER 30, 2002       JUNE 30, 2002       SEPTEMBER 30, 2001
                                                   ------------------       -------------       ------------------
                   ASSETS

GAS UTILITY PLANT............................         $158,780,385          $156,305,063           $150,247,189
    Less-Accumulated provision for
      depreciation...........................          (50,140,256)          (49,142,976)           (46,348,616)
                                                      ------------          ------------           ------------
        Net gas plant........................         $108,640,129          $107,162,087           $103,898,573
                                                      ------------          ------------           ------------
CURRENT ASSETS
    Cash and cash equivalents................         $    287,667          $    225,236           $    645,947
    Accounts receivable--net.................            1,781,760             2,884,025              2,024,498
    Gas in storage...........................            8,662,990             5,216,772              9,986,633
    Deferred gas costs.......................            4,944,273             4,076,059              6,264,749
    Materials and supplies...................              545,014               523,756                578,204
    Prepayments..............................              399,222               388,794                308,998
                                                      ------------          ------------           ------------
        Total current assets.................         $ 16,620,926          $ 13,314,642           $ 19,809,029
                                                      ------------          ------------           ------------
OTHER ASSETS
    Cash surrender value of officers' life
      insurance..............................         $    344,687          $    344,687           $    354,891
    Note receivable from officer.............              152,000               158,000                122,000
    Prepaid pension benefit cost.............            2,092,344             2,325,944              2,178,508
    Unamortized debt expense and other.......            4,607,915             4,643,165              3,324,921
                                                      ------------          ------------           ------------
        Total other assets...................         $  7,196,946          $  7,471,796           $  5,980,320
                                                      ------------          ------------           ------------
        Total assets.........................         $132,458,001          $127,948,525           $129,687,922
                                                      ============          ============           ============
    LIABILITIES AND SHAREHOLDERS' EQUITY

CAPITALIZATION
    Common shareholders' equity..............         $ 32,748,493          $ 34,182,277           $ 31,489,678
    Long-term debt...........................           48,547,000            48,600,000             49,151,940
                                                      ------------          ------------           ------------
        Total capitalization.................         $ 81,295,493          $ 82,782,277           $ 80,641,618
                                                      ------------          ------------           ------------
CURRENT LIABILITIES
    Notes payable............................         $ 26,945,000          $ 19,355,000           $ 25,130,000
    Current portion of long-term debt........            1,750,000             1,750,000              2,450,000
    Accounts payable.........................            2,878,974             4,077,983              4,079,618
    Accrued taxes............................             (143,789)              673,873                392,369
    Refunds due customers....................               69,658                73,973                114,023
    Customers' deposits......................              433,663               440,568                430,866
    Accrued interest on debt.................            1,542,860             1,162,956              1,568,222
    Accrued vacation.........................              558,066               558,066                538,595
    Other accrued liabilities................              401,818               503,178                315,628
                                                      ------------          ------------           ------------
        Total current liabilities............         $ 34,436,250          $ 28,595,597           $ 35,019,321
                                                      ------------          ------------           ------------
DEFERRED CREDITS AND OTHER
    Deferred income taxes....................         $ 14,078,273          $ 14,078,273           $ 12,851,457
    Investment tax credits...................              404,600               404,600                449,800
    Regulatory liability.....................              555,650               562,025                626,350
    Additional minimum pension liability.....            1,461,440             1,461,440                     --
    Advances for construction and other......              226,295                64,313                 99,376
                                                      ------------          ------------           ------------
        Total deferred credits and other.....         $ 16,726,258          $ 16,570,651           $ 14,026,983
                                                      ------------          ------------           ------------
            Total liabilities and
              shareholders' equity...........         $132,458,001          $127,948,525           $129,687,922
                                                      ============          ============           ============

                           DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

                               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                THREE MONTHS ENDED                   TWELVE MONTHS ENDED
                                                   SEPTEMBER 30,                        SEPTEMBER 30,
                                           -----------------------------       -------------------------------
                                              2002              2001               2002               2001
                                           -----------       -----------       ------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)................      $  (991,247)      $  (778,325)      $  3,423,791       $  3,913,379
    Adjustments to reconcile net
      income (loss) to net cash from
      operating activities
        Cumulative effect of a change
          in accounting principle....           88,370                --             88,370                 --
        Depreciation, depletion and
          amortization...............        1,082,525         1,029,639          4,311,088          4,042,141
        Deferred income taxes and
          investment tax credits.....           (6,375)           (6,375)         1,110,916          2,332,458
        Other, net...................          136,731           169,100            563,526            685,551
    (Increase) decrease in assets....       (2,995,112)       (3,585,815)         1,466,218         (8,368,666)
    Increase (decrease) in
      liabilities....................       (1,705,121)       (1,442,997)          (227,468)           385,441
                                           -----------       -----------       ------------       ------------
        Net cash provided by (used
          in) operating activities...      $(4,390,229)      $(4,614,773)      $ 10,736,441       $  2,990,304
                                           -----------       -----------       ------------       ------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Capital expenditures.............      $(2,641,803)      $(2,627,824)      $ (9,435,745)      $ (8,221,229)
                                           -----------       -----------       ------------       ------------
        Net cash used in investing
          activities.................      $(2,641,803)      $(2,627,824)      $ (9,435,745)      $ (8,221,229)
                                           -----------       -----------       ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Dividends on common stock........      $  (748,957)      $  (725,895)      $ (2,939,481)      $ (2,848,103)
    Issuance of common stock, net....          306,420           239,338            774,505            678,133
    Repayment of long-term debt......          (53,000)         (119,000)        (1,309,000)          (703,000)
    Issuance of notes payable........       11,610,000        12,940,000         35,530,000         54,815,000
    Repayment of notes payable.......       (4,020,000)       (4,610,000)       (33,715,000)       (46,485,000)
                                           -----------       -----------       ------------       ------------
        Net cash provided by (used
          in) financing activities...      $ 7,094,463       $ 7,724,443       $ (1,658,976)      $  5,457,030
                                           -----------       -----------       ------------       ------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...................      $    62,431       $   481,846       $   (358,280)      $    226,105
CASH AND CASH EQUIVALENTS, BEGINNING
  OF PERIOD..........................          225,236           164,101            645,947            419,842
                                           -----------       -----------       ------------       ------------
CASH AND CASH EQUIVALENTS, END OF
  PERIOD.............................      $   287,667       $   645,947       $    287,667       $    645,947
                                           ===========       ===========       ============       ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
    Cash paid during the period for
      Interest.......................      $   725,565       $   833,078       $  4,528,537       $  5,160,986
    Income taxes (net of refunds)....      $   301,900       $    47,700       $  1,384,766       $    145,712

         DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

    (1) Delta Natural Gas Company, Inc. has three wholly-owned subsidiaries. Delta Resources, Inc. buys gas and resells it to industrial or other large use customers on Delta's system. Delgasco, Inc. buys gas and resells it to Delta Resources and to customers not on Delta's system. Enpro, Inc. owns and operates production properties and undeveloped acreage. All of our subsidiaries are included in the consolidated financial statements. Intercompany balances and transactions have been eliminated.

    (2) In our opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the three and twelve months ended September 30, 2002 and 2001, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended September 30, 2002 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to our Annual Report on Form 10-K for the year ended June 30, 2002. Certain reclassifications have been made to prior-period amounts to conform to the 2002 presentation.

    (3) In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, entitled Accounting for Asset Retirement Obligations, and Delta adopted this statement effective July 1, 2002. Statement No. 143 addresses financial accounting for legal obligations associated with the retirement of long-lived assets. Upon adoption of this statement, we recorded $178,000 of asset retirement obligations in the balance sheet primarily representing the current estimated fair value of our obligation to plug oil and gas wells at the time of abandonment. Of this amount, $47,000 was recorded as incremental cost of the underlying property, plant and equipment. The cumulative effect on earnings of adopting this new statement was a charge to earnings of approximately $88,000 (net of income taxes of approximately $55,000), representing the cumulative amounts of depreciation and changes in the asset retirement obligation due to the passage of time for historical accounting periods. The adoption of the new standard did not have a significant impact on income (loss) before cumulative effect of a change in accounting principle for the three and twelve months ended September 30, 2002. Pro forma net income and earnings per share have not been presented for the three months ended September 30, 2001 and for the twelve months ended September 30, 2002 and 2001 because the pro forma application of Statement No. 143 to prior periods would result in pro forma net income and earnings per share not materially different from the actual amounts reported for those periods in the accompanying consolidated statements of income.

    (4) In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, entitled Accounting for the Impairment or Disposal of Long-Lived Assets. Statement No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets. Statement No. 144 was effective July 1, 2002. The impact of implementation on our financial position or results of operations was not material.

    (5) In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, entitled Accounting for Costs Associated with Exit or Disposal Activities. Statement No. 146 addresses financial reporting and accounting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and is effective for exit or disposal activities that are initiated after December 31, 2002. We have not committed to any such exit or disposal plan. Accordingly, this new statement will not presently have any impact on us.

    (6) The American Institute of Certified Public Accountants has issued an exposure draft Statement of Position, entitled Accounting for Certain Costs and Activities Related to Property, Plant and Equipment. This proposed statement will apply to all nongovernmental entities that acquire, construct or replace tangible property, plant, and equipment. A significant element of the statement requires that entities use component accounting to the extent future component replacement will be capitalized. At adoption, entities would have the option to apply component accounting retroactively for all such assets, to the extent

         DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES applicable, or to apply component accounting as an entity incurs capitalizable costs that replace all or a portion of property, plant and equipment. We are currently analyzing the impact of this proposed statement, which has a proposed effective date of January 1, 2003.

    (7) In September 2002, our Board of Directors approved an amendment to our Company's Defined Benefit Retirement Plan, effective November 1, 2002. The plan amendment reduced the formula for benefits paid under the plan for future service and restricted participants from taking lump-sum distributions from the plan. Monthly pension expense is currently $71,000. After the amendment becomes effective, monthly pension expense will be $26,000.

    (8) During July 2001, the Kentucky Public Service Commission required an independent audit of the gas procurement activities of Delta and four other gas distribution companies as part of its investigation of increases in wholesale natural gas prices and their impacts on customers. The Kentucky Public Service Commission indicated that Kentucky distributors had generally developed sound planning and procurement procedures for meeting their customers' natural gas requirements and that these procedures had provided customers with a reliable supply of natural gas at reasonable costs. The Kentucky Public Service Commission noted the events of the prior year, including changes in natural gas wholesale markets, and required the audits to evaluate distributors' gas planning and procurement strategies in light of the recent more volatile wholesale markets, with a primary focus on a balanced portfolio of gas supply that balances cost issues, price risk and reliability. The consultants that were selected by the Kentucky Public Service Commission are currently completing this audit. We have received a draft of the consultants' report and have reviewed it and commented on it. The draft report contains procedural and reporting-related recommendations in the areas of gas supply planning, organization, staffing, controls, gas supply management, gas transportation, gas balancing, response to regulatory change and affiliate relations. The report also addresses several general areas for the five gas distribution companies involved in the audit, including Kentucky natural gas price issues, hedging, gas cost recovery mechanisms, budget billing, uncollectible accounts and forecasting. We cannot predict how the Kentucky Public Service Commission will interpret or act on any audit recommendations. As a result, we cannot predict the impact of this regulatory proceeding on our financial position or results of operations.

         DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

    (9) External and intersegment revenues and net income (loss) by business segment are shown below:

                                                            THREE MONTHS ENDED          TWELVE MONTHS ENDED
                                                               SEPTEMBER 30,               SEPTEMBER 30,
($000)                                                     ---------------------       ---------------------
                                                            2002          2001          2002          2001
                                                           -------       -------       -------       -------
Revenues
    Regulated
        External customers...........................        3,466         3,535        40,303        48,901
        Intersegment.................................          709           723         3,036         3,265
                                                           -------       -------       -------       -------
            Total regulated..........................        4,175         4,258        43,339        52,166
                                                           -------       -------       -------       -------
    Non-regulated
        External customers...........................        3,687         3,724        15,521        22,406
        Intersegment.................................           --           996           694         5,527
                                                           -------       -------       -------       -------
            Total non-regulated......................        3,687         4,720        16,215        27,933
                                                           -------       -------       -------       -------
    Eliminations for intersegment....................         (709)       (1,719)       (3,730)       (8,792)
                                                           -------       -------       -------       -------
            Total operating revenues.................        7,153         7,259        55,824        71,307
                                                           =======       =======       =======       =======
Net Income (Loss)
    Regulated........................................       (1,114)       (1,108)        2,614         2,719
    Non-regulated....................................          123           330           810         1,194
                                                           -------       -------       -------       -------
            Total net income (loss)..................         (991)         (778)        3,424         3,913
                                                           =======       =======       =======       =======

    Effective January 1, 2002, the non-regulated segment discontinued the practice of selling gas to the regulated segment. This led to a decline in intersegment revenues for the three and twelve months ending September 30, 2002.

                     THIS PAGE INTENTIONALLY LEFT BLANK

                                                                    APPENDIX A

                         FORM OF REDEMPTION REQUEST
                       DELTA NATURAL GAS COMPANY, INC.
                        % DEBENTURES DUE FEBRUARY 1, 2023
                             (THE "DEBENTURES")

                            CUSIP NO.

         The undersigned,                      (the "Participant"), does
hereby certify, pursuant to the provisions of that certain Indenture dated as of January 1, 2003 (the "Indenture") made by Delta Natural Gas Company, Inc. (the "Company") and Fifth Third Bank, as Trustee (the "Trustee"), to The Depositary Trust Company (the "Depositary"), the Company, and the Trustee that:

         1. [Name of deceased Beneficial Owner] is deceased.

         2. [Name of deceased Beneficial Owner] had a $           interest in
the above referenced Debentures.

         3. [Name of Representative] is [Beneficial Owner's personal representative/other person authorized to represent the estate of the Beneficial Owner/surviving joint tenant/surviving tenant by the entirety/trustee of a trust] of [Name of deceased Beneficial Owner] and has delivered to the undersigned a request for redemption in form satisfactory
to the undersigned, requesting that $           principal amount of said
Debentures be redeemed pursuant to said Indenture. The documents accompanying such request, all of which are in proper form, are in all respects satisfactory to the undersigned and the [Name of Representative] is entitled to have the Debentures to which this Request relates redeemed.

         4. The Participant holds the interest in the Debentures with respect to which this Redemption Request is being made on behalf of [Name of deceased Beneficial Owner].

         5. The Participant hereby certifies that it will indemnify and hold harmless the Depositary, the Trustee and the Corporation (including their respective officers, directors, agents, attorneys and employees), against all damages, loss, cost, expense (including reasonable attorneys' and accountants' fees), obligations, claims or liability (collectively, the "Damages") incurred by the indemnified party or parties as a result of or in connection with the redemption of Debentures to which this Request relates. The Participant will, at the request of the Corporation, forward to the Corporation, a copy of the documents submitted by [Name of Representative] in support of the request for redemption.

         IN WITNESS WHEREOF, the undersigned has executed this Redemption
Request as of             ,      .

                                   [PARTICIPANT NAME]


                                   By:
                                      ----------------------------------------
                                   Name:
                                        --------------------------------------
                                   Title:
                                         -------------------------------------

=============================================================================

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS DOES NOT OFFER TO SELL ANY SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE SHOWN ON THE COVER PAGE.


                                 ---------

                              TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5

Forward Looking Statements . . . . . . . . . . . . . . . . . . . . . . . . .  7

Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8

Selected Financial Data. . . . . . . . . . . . . . . . . . . . . . . . . . .  9

Management's Discussion and Analysis of Financial Condition
    and Results of Operations. . . . . . . . . . . . . . . . . . . . . . . . 10

Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16

Description of Debentures. . . . . . . . . . . . . . . . . . . . . . . . . . 23

Underwriting . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33

Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33

Where You Can Find More Information. . . . . . . . . . . . . . . . . . . . . 33

Index to Consolidated Financial Statements . . . . . . . . . . . . . . . . . F-1




                       DELTA NATURAL GAS COMPANY, INC.

                                [DELTA LOGO]



                               $20,000,000 OF
                              % DEBENTURES DUE 2023



                               --------------

                                 PROSPECTUS

                               --------------





                          EDWARD D. JONES & CO.,L.P.



                                            , 2003


=============================================================================

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth all expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. Except for the registration fee, NASD filing fee and initial trustee fee, all the amounts shown are estimates.



         Registration Fee.....................................  $ 1,840.00

         NASD Filing Fee......................................    2,500.00

         Blue Sky Fees and Expenses...........................    3,000.00

         Accounting Fees......................................   20,000.00

         Legal Fees...........................................   35,000.00

         Printing.............................................   10,000.00

         Initial Trustee Fee..................................    5,000.00

         Miscellaneous Expenses...............................    2,660.00
                                                                ----------

           Total..............................................  $80,000.00
                                                                ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Indemnification of directors and officers of Kentucky corporations is governed by Sections 271B.8-500 through 271B.8-580 of the Kentucky Revised Statutes (the "Act"). The Act permits a corporation to provide insurance for directors and officers against claims arising out of their services in those capacities. The registrant provides its Directors and Officers with indemnification insurance coverage with limits up to $10,000,000.00.

         Under the Act, a corporation may indemnify an individual against judgments, amounts paid in settlement, penalties, fines and reasonable expenses (included attorneys' fees) incurred by the individual in connection with any threatened or pending suit or proceeding or any appeal thereof (other than (1) an action by or in the right of the corporation in which the individual is adjudged liable to the corporation or (2) any proceeding charging improper personal benefit to the individual), whether civil or criminal, by reason of the fact that the individual is or was a director or officer of the corporation (or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation of any type or kind), if such director or officer:

         (1)  acted in good faith for a purpose;

         (2)  which the director or officer reasonably believed:

              (a)  to be in the best interest of the corporation; and

              (b) in all cases not involving conduct in the director's or officer's official capacity, that the director's or officer's acts were at least not opposed to the best interest of the corporation; and

         (3) in criminal actions or proceedings only, the director or the officer must have had no reasonable cause to believe his or her conduct was unlawful.

         A Kentucky corporation's indemnification of a director or officer in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses (including attorneys' fees) incurred in connection with the proceeding.

         The registrant, under agreements with its Officers, has agreed to indemnify the Officers against liability for actions taken by them in good faith while performing services for the registrant and has agreed to pay legal expenses arising from any such proceedings.

         Further, the registrant's bylaws have provisions requiring the registrant to indemnify its Officers and Directors, to the extent the Act permits such indemnification. Article VII of the registrant's Bylaws, entitled INDEMNIFICATION, provides as follows:

ARTICLE VII

Indemnification

7.1      Definitions. As used in this Article VII:

         (a) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal;

         (b) "Party" includes a person who was, is or is threatened to be made a named defendant or respondent in a Proceeding;

         (c)  "Expenses" include attorneys' fees;

         (d) "Officer" means any person serving as Chairman of the Board of Directors, President, Vice-President, Treasurer, Secretary or any other officer of the Corporation; and

         (e) "Director" means an individual who is or was a director of the Corporation or an individual who, while a director of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, limited liability company, registered limited liability partnership, joint venture, association, trust, employee benefit plan or other enterprise. A Director shall be considered serving an employee benefit plan at the request of the Corporation if his or her duties to the Corporation also impose duties on, or otherwise involve services by, him or her to the plan or to participants in or beneficiaries of the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

7.2      Indemnification by Corporation.

         (a) The Corporation shall indemnify any Officer or Director who is made a Party to any Proceeding by reason of the fact that such person is or was an Officer or Director if:

              (1)  Such Officer or Director conducted himself in good faith; and

              (2)  Such Officer or Director reasonably believed:

         (i) In the case of conduct in his official capacity with the Corporation, that his conduct was in the best interests of the Corporation; and

         (ii) In all other cases, that his conduct was at least not opposed to the best interests of the Corporation; and

              (3) In the case of any criminal Proceeding, he had no reasonable cause to believe his conduct was unlawful.

         (b) A Director's conduct with respect to an employee benefit plan for a purpose he reasonably believes to be in the interest of the participants in and beneficiaries of the plan shall be conduct that satisfies the requirement of Section 7.2 (a)(2)(ii).

         (c) Indemnification shall be made against judgments, penalties, fines, settlements and reasonable expenses, including legal expenses, actually incurred by such Officer or Director in connection with the Proceeding, except that if the Proceeding was by or in the right of the Corporation, indemnification shall be made only against such reasonable Expenses and shall not be made in respect of any Proceeding in which the Officer or Director shall have been adjudged to be liable to the Corporation. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, by itself, be determinative that the Officer or Director did not meet the requisite standard of conduct set forth in this Section 7.2.

         (d) (1) Reasonable Expenses incurred by an Officer or Director as a Party to a Proceeding with respect to which indemnity is to be provided under this Section 7.2 shall be paid or reimbursed by the Corporation in advance of the final disposition of such Proceeding provided:

             (i) The Corporation receives (I) a written affirmation by the Officer or Director of his good faith belief that he has met the requisite standard of conduct set forth in this
                  Section 7.2, and (II) the Corporation receives a written undertaking by or on behalf of the Officer or Director to repay such amount if it shall ultimately be determined that he has not met such standard of conduct; and

             (ii) The Corporation's Board of Directors (or other appropriate decision maker for the Corporation) determines that the facts then known to the Board of Directors (or decision maker) would not preclude indemnification under Kentucky law.

             (2) The undertaking required herein shall be an unlimited general obligation of the Officer or Director but shall not require any security and shall be accepted without reference to the financial ability of the Officer or Director to make repayment.

             (3) Determinations and authorizations of payments under this Section 7.2(d) shall be made in the manner specified in
         Section 7.2(e) of these Bylaws.

         (e) (1) The Corporation shall not indemnify an Officer or Director under this Section 7.2 unless authorized in the specific case after a determination has been made that indemnification of the Officer or Director is permissible in the circumstances because he has met the standard of conduct set forth in this Section 7.2.

             (2)  Such determination shall be made:

                  (i) By the Corporation's Board of Directors by majority vote of a quorum consisting of directors not at the time Parties to the Proceeding;

                  (ii) If a quorum cannot be obtained under Section 7.2(e)(2)(i), by majority vote of a committee duly designated by the Corporation's Board of Directors (in which designation directors who are Parties may participate), consisting solely of two (2) or more directors not at the time Parties to the Proceeding; or

                  (iii) By special legal counsel:

                        (I) Selected by the Corporation's Board of Directors or its committee in the manner prescribed in Sections 7.2(e)(2)(i) and (ii); or

                        (II) If a quorum of the Board of Directors cannot be
                             obtained under Section 7.2(e)(2)(i) and a committee cannot be designated under Section 7.2(e)(2)(ii), selected by a majority vote of the full Board of Directors (in which selection directors who are Parties may participate); or

             (3) Authorization of indemnification and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of Expenses shall be made by those entitled under Section 7.2(e)(2)(iii) to select counsel.

7.3      Further Indemnification. Notwithstanding any limitation imposed by
Section 7.2 or elsewhere and in addition to the indemnification set forth in
Section 7.2, the Corporation, to the full extent permitted by law, may agree by contract or otherwise to indemnify any Officer or Director and hold him harmless against any judgments, penalties, fines, settlements and reasonable expenses actually incurred or reasonably anticipated in connection with any Proceeding in which any Officer or Director is a Party, provided the Officer or Director was made a Party to such Proceeding by reason of the fact that he is or was an Officer or Director of the Corporation or by reason of any inaction, nondisclosure, action or statement made, taken or omitted by or on behalf of the Officer or Director with respect to the Corporation or by or on behalf of the Officer or Director in his capacity as an Officer or Director.

7.4 Insurance. The Corporation may, in the discretion of the Board of Directors, purchase and maintain or cause to be purchased and maintained insurance on behalf of all Officers and Directors against any liability asserted against them or incurred by them in their capacity or arising out of their status as an Officer or Director, to the extent such insurance is reasonably available. Such insurance shall provide such coverage for the Officers and Directors as the Board of Directors may deem appropriate.

ITEM 16. EXHIBITS.


EXHIBIT
-------
1(a)*    Form of Underwriting Agreement.

4(a)     The Indenture dated September 1, 1993, in respect of 6.625%
         Debentures, due 2023, is incorporated herein by reference to
         Exhibit 4(d) to Registrant's Form S-2 dated September 2, 1993.

4(b) The Indenture dated July 1, 1996, in respect of 8.30% Debentures, due 2026, is incorporated herein by reference to Exhibit 4(c) to Registrant's Form S-2 dated June 21, 1996.

4(c) The Indenture dated April 1, 1998 in respect of 7.15% Debentures, due 2018, is incorporated herein by reference to Exhibit 4(d) to Registrant's Form S-2 dated March 11, 1998.

4(d)*    Form of Indenture between Registrant and Fifth Third Bank, as Trustee
         (including the Form of Global Security and Form of Debenture).

5*       Opinion of Stoll, Keenon & Park, LLP concerning legality.

10(a) Employment agreements between Registrant and five officers, those being John B. Brown, Johnny L. Caudill, John F. Hall, Alan L. Heath and Glenn R. Jennings, are incorporated herein by reference to
         Exhibit 10(k) to Registrant's Form 10-Q for the period ended
         March 31, 2000.

10(b)    Agreement between Registrant and Harrison D. Peet, Chairman of the
         Board, is incorporated herein by reference to Exhibit 10(l) to Registrant's Form 10-Q for the period ended March 31, 2000.

10(c)* Gas Sales Agreement, dated May 1, 2000, by and between the Registrant and Woodward Marketing, L.L.C.

10(d)*   Gas Sales Agreement, dated November 1, 1993, by and between the
         Registrant and Dynegy Marketing and Trade (formerly known as Natural
         Gas Clearinghouse) with First Amendment to Gas Sales Agreement and
         Second Amendment to Gas Sales Agreement.

10(e)*   Gas Transportation Agreement (Service Package 9069), dated December
         19, 1994, by and between Tennessee Gas Pipeline Company and Registrant.

10(f)*   GTS Service Agreement (Service Agreement No.: 37815), dated November 1,
         1993, by and between Columbia Gas Transmission Corporation and Registrant.

10(g)*   FTS1 Service Agreement (Service Agreement No.: 4328), dated October 4,
         1994, by and between Columbia Gulf Transmission Company and Registrant.

10(h) Promissory Note, in the original principal amount of $40,000,000, made by Registrant to the order of Branch Banking and Trust Company is incorporated herein by reference to Exhibit 10(a) to Registrant's
         Form 10-Q for the period ended September 30, 2002.

10(i)*   Loan Agreement, dated October 31, 2002, by and between Branch
         Banking and Trust Company and Registrant.

12*      Computation of the consolidated ratio of earnings to fixed charges.

13(a) Registrant's Form 10-K for the period ended June 30, 2002, is incorporated herein by reference.

16 Letter dated May 22, 2002 from Arthur Andersen LLP to the Securities and Exchange Commission is incorporated herein by reference as
         Exhibit 16 to Registrant's Form 8-K dated May 22, 2002.

23(a)**  Independent Auditors' Consent and Report on Schedules of Deloitte &
         Touche LLP.

23(c) Consent of Stoll, Keenon & Park is contained in its opinion letter filed as Exhibit 5.

24* Power of Attorney is included with the signature page in Part II of this Registration Statement.

25*      Statement of eligibility of trustee.

---------
*  Previously filed.
** Filed herewith.

ITEM 17. UNDERTAKINGS.

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, Officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, Officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such Director, Officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (b) The undersigned registrant hereby undertakes that:

             (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Pre-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winchester, State of Kentucky, on the 6th day of February, 2003.


                                 DELTA NATURAL GAS COMPANY, INC.

                                 By:          /s/ GLENN R. JENNINGS
                                    ------------------------------------------
                                                Glenn R. Jennings
                                       President and Chief Executive Officer

                              POWER OF ATTORNEY


         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


(i)      Principal Executive Officer:


  /s/ GLENN R. JENNINGS     President, Chief Executive       February 6, 2003
------------------------      Officer and Vice Chairman
   (Glenn R. Jennings)        of the Board



(ii)     Principal Financial Officer:


    /s/ JOHN F. HALL        Vice-President - Finance,        February 6, 2003
------------------------      Secretary and Treasurer
     (John F. Hall)


(iii)    Principal Accounting Officer:


   /s/ JOHN B. BROWN        Controller                       February 6, 2003
------------------------
    (John B. Brown)


(iv)     A Majority of the Board of Directors:


            *               Chairman of the Board            February 6, 2003
------------------------
     (H. D. Peet)


            *               Director                         February 6, 2003
------------------------
  (Donald R. Crowe)


            *               Director                         February 6, 2003
------------------------
  (Jane Hylton Green)

                            Director                                  , 2003
------------------------
    (Lanny D. Greer)


            *               Director                         February 6, 2003
------------------------
   (Billy Joe Hall)


                            Director                                  , 2003
------------------------
  (Michael J. Kistner)


            *               Director                         February 6, 2003
------------------------
   (Lewis N. Melton)


                            Director                                  , 2003
------------------------
 (Arthur E. Walker, Jr.)


            *               Director                         February 6, 2003
------------------------
  (Michael R. Whitley)



*By: /s/ GLENN R. JENNINGS
     ---------------------
       Glenn R. Jennings
       Attorney-in-fact

                                EXHIBIT INDEX

EXHIBIT NO.                       DESCRIPTION
----------                        -----------
1(a)*       Form of Underwriting Agreement.

4(a)        The Indenture dated September 1, 1993, in respect of 6.625%
            Debentures, due 2023, is incorporated herein by reference to
            Exhibit 4(d) to Registrant's Form S-2 dated September 2, 1993.

4(b) The Indenture dated July 1, 1996, in respect of 8.30% Debentures, due 2026, is incorporated herein by reference to Exhibit 4(c) to Registrant's Form S-2 dated June 21, 1996.

4(c) The Indenture dated April 1, 1998 in respect of 7.15% Debentures, due 2018, is incorporated herein by reference to Exhibit 4(d) to Registrant's Form S-2 dated March 11, 1998.

4(d)*       Form of Indenture between Registrant and Fifth Third Bank, as Trustee
            (including the Form of Global Security and Form of Debenture).

5*          Opinion of Stoll, Keenon & Park, LLP concerning legality.

10(a) Employment agreements between Registrant and five officers, those being John B. Brown, Johnny L. Caudill, John F. Hall, Alan L. Heath and Glenn R. Jennings, are incorporated herein by reference to
            Exhibit 10(k) to Registrant's Form 10-Q for the period ended
            March 31, 2000.

10(b)       Agreement between Registrant and Harrison D. Peet, Chairman of the
            Board, is incorporated herein by reference to Exhibit 10(l) to Registrant's Form 10-Q for the period ended March 31, 2000.

10(c)* Gas Sales Agreement, dated May 1, 2000, by and between the Registrant and Woodward Marketing, L.L.C.

10(d)*      Gas Sales Agreement, dated November 1, 1993, by and between the
            Registrant and Dynegy Marketing and Trade (formerly known as Natural
            Gas Clearinghouse) with First Amendment to Gas Sales Agreement and
            Second Amendment to Gas Sales Agreement.

10(e)*      Gas Transportation Agreement (Service Package 9069), dated December
            19, 1994, by and between Tennessee Gas Pipeline Company and Registrant.

10(f)*      GTS Service Agreement (Service Agreement No.: 37815), dated November 1,
            1993, by and between Columbia Gas Transmission Corporation and Registrant.

10(g)*      FTS1 Service Agreement (Service Agreement No.: 4328), dated October 4,
            1994, by and between Columbia Gulf Transmission Company and Registrant.

10(h) Promissory Note, in the original principal amount of $40,000,000, made by Registrant to the order of Branch Banking and Trust Company is incorporated herein by reference to Exhibit 10(a) to Registrant's
            Form 10-Q for the period ended September 30, 2002.

10(i)*      Loan Agreement, dated October 31, 2002, by and between Branch
            Banking and Trust Company and Registrant.

12*         Computation of the consolidated ratio of earnings to fixed charges.

13(a) Registrant's Form 10-K for the period ended June 30, 2002, is incorporated herein by reference.

16 Letter dated May 22, 2002 from Arthur Andersen LLP to the Securities and Exchange Commission is incorporated herein by reference as
            Exhibit 16 to Registrant's Form 8-K dated May 22, 2002.

23(a)**     Independent Auditors' Consent and Report on Schedules of Deloitte &
            Touche LLP.

23(c) Consent of Stoll, Keenon & Park is contained in its opinion letter filed as Exhibit 5.

24* Power of Attorney is included with the signature page in Part II of this Registration Statement.

25*         Statement of eligibility of trustee.

---------
*  Previously filed.
** Filed herewith.